                                                Filed pursuant to rule 424(b)(5)
                                                Registration No.333-95669

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 1, 2000)

Metricom Logo
                                 METRICOM, INC.

                          300,000 Warrants to Purchase
                                  Common Stock
                        (Offered as Units together with
                           13% Senior Notes due 2010)
--------------------------------------------------------------------------------

This is an offering by Metricom, Inc. of 300,000 warrants to purchase an aggregate of 1,425,000 shares of our common stock at an initial exercise price of $87.00 per share. Each warrant, when exercised, will entitle the holder to acquire 4.75 shares of our common stock. The warrants will be exercisable on or after August 15, 2000. The warrants will expire on February 15, 2010.

We are offering the warrants together with $300 million aggregate principal amount of 13% Senior Notes due 2010 that we and Metricom Finance, Inc., our wholly owned subsidiary, will issue. We are offering each warrant together with an associated $1,000 principal amount of notes. The offer of these notes is made by a separate prospectus. Each warrant is being offered for $212.06, and each associated $1,000 principal amount of notes is being offered for $787.94. The warrants and associated notes will not trade separately until the earlier of August 15, 2000, the occurrence of specified events or any earlier date that Lehman Brothers may determine.

At the same time we are offering these warrants and associated notes, we are also separately offering 5,000,000 shares of our common stock. We estimate that the aggregate net proceeds of the concurrent offering of common stock will be approximately $411.3 million, based on the public offering price of $87.00 per share. The completion of the warrants and notes offerings is not contingent upon the completion of the concurrent common stock offering.

 Investing in these securities involves risks. Risk factors begin on page S-11.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

                                                     PUBLIC        UNDERWRITING     PROCEEDS
                                                 OFFERING PRICE      DISCOUNT      TO METRICOM
                                                 --------------    ------------    -----------
Per Warrant....................................    $212.06            $5.83          $206.23
Total..........................................   $63,618,000       $1,749,495     $61,868,505

Lehman Brothers expects to deliver these warrants on or about February 7, 2000.

--------------------------------------------------------------------------------
                                LEHMAN BROTHERS
                           -------------------------
SALOMON SMITH BARNEY                                       CHASE SECURITIES INC.
J.P. MORGAN & CO.                                            MERRILL LYNCH & CO.
February 2, 2000

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

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                      PAGE
                                      ----
Summary.............................   S-3
Risk Factors........................  S-10
Forward-Looking Statements..........  S-24
Use of Proceeds.....................  S-25
Price Range of Common Stock.........  S-25
Dividend Policy.....................  S-26
Capitalization......................  S-26
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................  S-28

                                      PAGE
                                      ----
Business............................  S-34
Management..........................  S-53
Principal Stockholders..............  S-61
Description of Warrants.............  S-63
Certain U.S. Federal Income Tax
  Consequences .....................  S-67
Underwriting........................  S-75
Legal Matters.......................  S-77
Experts.............................  S-77

                                   PROSPECTUS

                                      PAGE
                                      ----
Prospectus Summary..................     3
Risk Factors........................     5
Forward-Looking Information.........     5
Use of Proceeds.....................     5
Description of Capital Stock........     6

                                      PAGE
                                      ----
Description of Warrants.............    10
Plan of Distribution................    11
Legal Matters.......................    11
Experts.............................    12
Where You Can Find More
  Information.......................    12

     No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the securities specifically offered by it, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

     Metricom(R) and Ricochet(R) are our registered trademarks. Trade names and trademarks of other companies appearing in this prospectus supplement are the property of their respective holders.

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                                       S-2

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our common stock. We urge you to read carefully the entire prospectus supplement and related prospectus, including the information we incorporate by reference, especially the risks of investing in our common stock discussed under "Risk Factors." Unless otherwise indicated, all information in this prospectus supplement assumes the underwriters will not exercise their option to purchase additional shares in the offering. References in this prospectus supplement to "Metricom," "we," "our," "us" and the "company" refer only to Metricom, Inc.

                                 METRICOM, INC.

     We are a leading provider of mobile wireless data access to corporate networks and the Internet. We have designed our new high-speed service, marketed under the Ricochet(R) brand name, to meet the needs of the growing number of professionals who require full access to their corporate networks and the Internet while away from the office. Our service will provide these mobile professionals with higher speed access to data than any other mobile wireless technology commercially available today. Our service will also appeal to consumers who desire high-speed mobile access to the Internet. Simply by connecting a wireless modem to a laptop computer or other portable electronic device, our users can access their corporate networks and the Internet whenever they want and wherever they are within our service areas, just as they would with a wired modem. Our users pay only a flat fee for our service, unlike many other remote access services.

     Our technology enables users to replicate wirelessly the look and feel of their desktop computers, providing them with the following features customarily associated with working on a desktop computer at the office:

     - ALWAYS ON. Our technology allows users to connect to their corporate networks and the Internet without a lengthy dial-up procedure and to remain connected as long as their computers are on.

     - HIGH-SPEED ACCESS. During the late summer of 2000, we expect to begin offering average downstream data transmission speeds greater than 128 kilobits per second, approximately two to four times faster than most remote wired connections and approximately seven to 14 times faster than most remote mobile wireless connections commercially available today.

     - SECURE DATA TRANSMISSION. Our frequency-hopping, spread spectrum wireless technology, combined with optional encryption, makes it very difficult for an unauthorized user to intercept data transmitted over our network.

     - RELIABLE SERVICE. Our packet-switched technology routes data around busy or nonfunctioning network radios, enabling multiple users to share our network capacity and virtually eliminating busy signals or the inability to connect to the network because of capacity constraints.

     We believe many mobile professionals and consumers will find our high-speed, unlimited network access service to provide a valuable capability, whether used alone or as a complement to the more limited data access services offered by mobile telephone service providers.

     In November 1999, MCI WorldCom, Inc. and Vulcan Ventures Incorporated, the private investment vehicle of Microsoft Corporation co-founder Paul Allen, each purchased shares of our preferred stock for $300 million in cash, providing us with funds to commence the deployment of our high-speed network. In addition, MCI WorldCom has entered into an agreement with us to sell subscriptions to our service and has agreed to pay us at least $388 million in revenue over the five years following the launch of our service, subject to the timely deployment of our network, our ability to meet agreed performance standards and our ability to attract a significant number of subscribers through other channel partners. This relationship provides us with immediate access to a large and sophisticated sales force that has experience selling products and services to businesses and consumers in our target market.

     Our high-speed network will consist of:

     - compact, inexpensive radios, called poletop radios, which communicate with users' wireless modems connected to laptop computers or other portable electronic devices;

     - wired access points, which carry transmissions between the poletop radios and one of our network interface facilities via high-speed dedicated wired connections;

     - network interface facilities, which aggregate traffic to and from all wired access points in a metropolitan market and provide connections to the Internet and other networks; and

     - network operations centers, which provide central management of our entire network.

     We install our poletop radios on streetlights, utility poles and building rooftops, and we install our wired access points on building rooftops or other locations, many of which also serve as the sites for existing cellular or other wireless base stations.

     We plan to deploy our high-speed network in three phases and expect that our service areas will cover a cumulative population of at least 100 million by the end of the summer of 2001.

     - In the first phase, we plan to deploy our network in 12 major metropolitan markets: Atlanta, Chicago, Dallas/Fort Worth, Houston, Los Angeles, New York City, Philadelphia, Phoenix, San Diego, San Francisco, Seattle and Washington, D.C. We plan to launch our service in these markets during the late summer of 2000. We expect that our initial service areas in these markets will cover a total population of approximately 62 million.

     - In the second phase, we plan to expand our network and service to an additional nine major metropolitan markets: Baltimore, Boston, Denver, Detroit, Kansas City, Miami, Minneapolis, St. Louis and Salt Lake City. We expect to launch our service in these markets in early 2001. After this expansion, we anticipate that our service areas will cover a cumulative population of approximately 80 million.

     - In the third phase, we plan to expand our service areas in some of our existing markets and to deploy our network in 15 or more additional markets. We expect to launch our service in these new markets during the summer of 2001. After this expansion, which we plan to complete by the end of the summer of 2001, we anticipate that our service areas will cover a cumulative population of at least 100 million.

MARKET OPPORTUNITY

     We believe the growing demand by organizations and individuals for mobile access to corporate networks and the Internet is driven primarily by the following four trends:

     - GROWTH IN THE NUMBER OF LAPTOP COMPUTERS AND SMART HANDHELD
       DEVICES. International Data Corporation, or IDC, a market research firm, has projected that unit shipments of portable computers and smart handheld devices in the U.S. will increase from an estimated 12 million in 1999 to 25 million in 2003, representing a compound annual growth rate of 21%;

     - GROWTH IN THE NUMBER OF INTERNET USERS. According to IDC, the number of Internet users in the U.S. is projected to increase from 70 million in 1998 to 179 million in 2003, representing a compound annual growth rate of 21%;

     - INCREASED IMPORTANCE OF NETWORK ACCESS. IDC has projected that, in 1999, 40% of computer users worldwide working for mid-sized and large enterprises would remotely access corporate local area networks; and

     - GROWTH IN THE NUMBER OF MOBILE WORKERS. IDC has projected that, by 2003, 47 million workers in the U.S. will spend at least 20% of their time away from their offices.

OUR STRATEGY

     Our objective is to be the leading provider of high-speed mobile wireless data access to users of laptop computers and other portable electronic devices. The key elements of our strategy are set forth below:

     - RAPIDLY DEPLOY A NATIONAL NETWORK. We intend to expand our service areas to cover a cumulative population of at least 100 million in the U.S. by the end of the summer of 2001.

     - TARGET MOBILE PROFESSIONALS. Our advertising and marketing will focus initially on mobile professionals, particularly those who already use laptop computers or other portable electronic devices, and other people and businesses that are likely to require mobile access to information.

     - CAPITALIZE ON THE DISTRIBUTION STRENGTH OF A SELECT GROUP OF CHANNEL PARTNERS. We intend to generate demand for, and increase the number of users of, our service through sales efforts by MCI WorldCom and other potential channel partners with significant sales and customer support experience.

     - BUILD EQUITY IN THE RICOCHET BRAND. We intend to promote the Ricochet brand aggressively, with the objective of gaining widespread business and consumer recognition of our brand.

     - MAINTAIN NETWORK PERFORMANCE AND COST ADVANTAGES. We intend to outsource substantially all of our manufacturing and network deployment needs to organizations for which these functions are core competencies. Outsourcing these functions will enable us to concentrate on developing positive recognition of the Ricochet brand, recruiting and managing channel partners, managing our network and advancing our core technologies to enhance our network's performance and cost-effectiveness in the future.

     - PURSUE INTERNATIONAL OPPORTUNITIES. We believe the advantages of our core technologies -- and particularly the relatively low deployment cost of our network -- should enable us to provide service that is attractive to users in other countries that have large populations of knowledge workers.

                                  THE OFFERING

  Issuer...................  Metricom, Inc.

  Warrants.................  300,000 warrants to purchase an aggregate of
                             1,425,000 shares of our common stock.

  Associated Notes.........  We are offering the warrants together with $300 million aggregate principal amount of 13% Senior Notes due 2010 that we and Metricom Finance Inc., our wholly owned subsidiary, will issue. The offer of these notes is made by a separate prospectus. Each warrant is being offered for $212.06, and each associated $1,000 principal amount of notes is being offered for $787.94.

  Exercise.................  Each warrant will entitle you to purchase 4.75 shares of our common stock at an initial exercise price of $87.00 per share. The number of shares of common stock subject to each warrant, as well as the exercise price per share, are subject to adjustment upon the occurrence of certain events as provided in the Warrant Agreement. The warrants will be exercisable on or after August 15, 2000.

  Separation Date..........  The warrants and associated notes will not trade separately until the earlier of August 15, 2000, the occurrence of specified events or any earlier date that Lehman Brothers may determine.

  Expiration Date..........  February 15, 2010.

  Listing of Common
Stock......................  Our common stock currently trades on the Nasdaq
                             National Market under the symbol "MCOM."

  Use of Proceeds..........  The net proceeds from this offering and the related offering of the notes, after deducting underwriting discounts and commissions, will be approximately $291.8 million. Approximately $73.1 million of the net proceeds from the offering of notes will be held as cash or used to purchase U.S. government securities to be held by the trustee for the benefit of the holders of the notes to fund, when due, the first four scheduled interest payments on those notes. The remaining net proceeds of the offering will be used for the deployment and commercialization of our high-speed network and general corporate purposes, principally working capital, funding our operating losses and capital expenditures.

                        CONCURRENT COMMON STOCK OFFERING

     Concurrently with this offering and the related notes offering, we are separately offering to the public 5,000,000 shares of our common stock, excluding up to 750,000 shares that the underwriters have the option to purchase to cover over-allotments. We estimate that the net proceeds from the common stock offering will be approximately $411.3 million, based on the public offering price of $87.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. We will use the net proceeds of the common stock offering, together with cash on hand and the available net proceeds of this offering and the related notes offering, after establishing the required interest reserve on the notes, for the deployment and commercialization of our high-speed network and for the other purposes specified in "Use of Proceeds." The completion of the warrants and notes offerings is not contingent upon the completion of the concurrent common stock offering.

          SUMMARY HISTORICAL CONSOLIDATED AND PRO FORMA FINANCIAL DATA

     The following table sets forth summary consolidated historical financial data for each of the three years ended December 31, 1996, 1997 and 1998, for the nine-month periods ended September 30, 1998 and 1999 and as of September 30, 1999. The following table also presents certain other data, including EBITDA, which we define as earnings before interest, taxes, depreciation and amortization. EBITDA should not be considered alone or as an alternative to operating loss, cash flows from operating activities or any other measure of operating performance or liquidity, each as calculated in accordance with generally accepted accounting principles. Nevertheless, we believe EBITDA provides meaningful additional information with respect to our operating results and our ability to service our long-term debt and other fixed obligations and to fund our continuing growth. Because all companies do not calculate EBITDA in the same manner, the presentation below may not be comparable to other similarly titled measures of other companies.

     Our pro forma balance sheet data set forth below give effect to:

     - our sale in November 1999 of 60,000,000 shares of preferred stock for gross proceeds of $600 million;

     - our purchase in November 1999 for $5 million of the minority interest in our former joint venture serving Washington, D.C.;

     - our repayment to Vulcan Ventures in November 1999 of a line of credit and a bridge loan, aggregating $60.5 million, including accrued interest, of which $50 million, plus accrued interest, was outstanding at September 30, 1999; and

     - the conversion into 3,064,963 shares of our common stock of $44.6 million aggregate principal amount of our remaining convertible notes.

     In addition to the foregoing adjustments, our pro forma as adjusted balance sheet data set forth below give effect to:

     - the sale of warrants to purchase an aggregate of 1,425,000 shares of our common stock in this offering and the sale of $300 million aggregate principal amount of notes in the related notes offering for aggregate available net proceeds of $218.7 million, after deducting underwriting discounts and commissions and establishing the required interest reserve on the notes. The portion of the net proceeds used to fund the required interest reserve will be treated as a restricted investment on our balance sheet. As of September 30, 1999, on an actual and pro forma basis, we had no restricted cash or restricted investments.

     - the sale of 5,000,000 shares of common stock, which we are offering in a separate, concurrent common stock offering, at the public offering price of $87.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. The completion of the warrants and notes offerings is not contingent upon the completion of the concurrent common stock offering.

                                                                            NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                          ------------------------------   -------------------
                                            1996       1997       1998       1998       1999
                                          --------   --------   --------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Service revenues......................  $  2,158   $  6,642   $  8,419   $  6,251   $  7,158
  Product revenues......................     4,996      6,797      7,440      5,908      6,486
                                          --------   --------   --------   --------   --------
          Total revenues................     7,154     13,439     15,859     12,159     13,644
Total costs and expenses................    48,506     70,436     97,999     56,854     57,894
Loss from operations....................   (41,352)   (56,997)   (82,140)   (44,695)   (44,250)
                                          --------   --------   --------   --------   --------
Net loss................................  $(39,345)  $(59,328)  $(84,164)  $(45,935)  $(48,228)
                                          ========   ========   ========   ========   ========
Net loss per share......................  $  (2.93)  $  (4.35)  $  (4.63)  $  (2.55)  $  (2.45)
Weighted average shares outstanding.....    13,413     13,641     18,195     18,022     19,694

OTHER DATA:
Capital expenditures....................  $ 15,910   $ 10,584   $  4,994   $  2,322   $  6,251
Cash provided (used) by:
  Operating activities..................   (29,139)   (45,739)   (51,500)   (37,893)   (46,475)
  Investing activities..................    (8,325)    31,158       (830)     2,222     (5,802)
  Financing activities..................    47,509      9,119     61,687     50,878     54,789
EBITDA..................................   (37,217)   (48,631)   (58,543)   (37,921)   (41,130)
Deficiency of earnings to fixed
  charges...............................   (39,345)   (59,328)   (84,164)   (45,935)   (48,228)

                                                               AS OF SEPTEMBER 30, 1999
                                                         -------------------------------------
                                                                                    PRO FORMA
                                                          ACTUAL      PRO FORMA    AS ADJUSTED
                                                         ---------    ---------    -----------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments......  $  21,653    $539,287     $1,169,125
Restricted investments.................................         --          --         73,077
Working capital (deficit)..............................     (7,508)    530,642      1,180,337
Total assets...........................................     40,730     558,364      1,269,619
Long-term debt.........................................     75,189         594        236,976
Redeemable convertible preferred stock.................         --     573,150        573,150
Accumulated deficit....................................   (281,690)   (313,396)      (313,396)
Total stockholders' equity (deficit)...................    (75,128)    (30,349)       444,524

                                  RISK FACTORS

     This offering involves a high degree of risk. We urge you to carefully consider the risks described below before deciding to invest in the securities we are offering. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occurs, our business could be harmed substantially. In that case, the trading price of the securities we are offering could decline, and you might lose all or part of your investment. We urge you to refer to the other information included or incorporated by reference in the prospectus to which this prospectus supplement relates, including our financial statements and the related notes.

                         RISKS RELATED TO OUR BUSINESS

WE ARE REFOCUSING OUR BUSINESS ON A NEW SERVICE FOR WHICH CONSUMER DEMAND IS UNCERTAIN AND WHICH WE HAVE LIMITED EXPERIENCE OPERATING.

     We have not yet placed our high-speed mobile wireless data network into commercial operation. We began offering commercial wireless data access services in 1995 with our current Ricochet service. However, we have limited experience marketing our current Ricochet service and have not yet tested our new business strategy, which will utilize channel partners to sell our high-speed service. In addition, the market for mobile wireless data access services is in the early stages of development. Critical issues concerning wireless communications and data access, including security, reliability, cost, regulatory issues, ease of use and quality of service, remain unresolved and are likely to affect the market for our high-speed service. We expect that a substantial marketing effort will be necessary to stimulate initial demand for our high-speed service. We cannot reliably project potential demand for our high-speed service, particularly whether there will be sufficient demand at the volume and prices we need to be profitable.

     The success of our business ultimately will depend upon the acceptance of our high-speed service by users to whom our channel partners will seek to sell subscriptions. To date, we have signed only one agreement with a channel partner, MCI WorldCom. Because we are offering a service for which there is only a limited market today, we bear the risk that our channel partners will not generate sufficient revenue for us to recoup the substantial expenditures we will make to deploy and commercially launch our network. Moreover, if the user base for our high-speed service does not expand at the rate required to support the planned deployment of our network, our revenue and business will suffer, and we may be unable to complete our national deployment. In addition, competition to provide wireless data access services of the type we offer could result in a high turnover rate among our users, which could have an adverse effect on our business and results of operations.

WE MUST DEPLOY OUR HIGH-SPEED NETWORK IN A LIMITED TIME IN ORDER TO COMPETE EFFECTIVELY.

     Our business plan contemplates rapid and widespread deployment of our high-speed network in major metropolitan markets throughout the U.S. We believe that the rapid introduction of our service will be crucial to our success in light of competition from other data access providers. However, we do not believe that a nationwide network deployment of the magnitude, and at the rate, contemplated in our deployment schedule has ever been attempted. If we are unable to deploy our high-speed network in accordance with our aggressive deployment schedule, we could be forced to incur substantial unanticipated costs or to revise our business plan.

     In order to complete our network, commence our sales and marketing efforts and offer our service to users in our targeted metropolitan markets, we must successfully:

     - obtain agreements from local municipalities and other third parties to deploy our network;

     - design the network configuration; and

     - acquire, install and test the network equipment.

     These events may not occur on a timely basis or at the cost that we have assumed, or at all. Deployment of the network involves various risks and contingencies, many of which are not within our control, including:

     - delays or refusals by local governments or other third parties to enter into the agreements we need to deploy our network;

     - inability of third parties on whom we depend to meet delivery schedules;

     - failure of our network to perform as expected;

     - hardware reliability and performance problems;

     - failure to receive Federal Communications Commission certification; and

     - changes in existing laws and regulations.

     We currently plan to launch our high-speed service in 12 markets during the late summer of 2000. Following our initial deployment, we will continue to need to deploy network radios and wired access points to maintain performance levels. If we cannot deploy our network on a timely basis and are forced to delay our commercial launch or to reduce the number of markets in which we initially launch operations or, if after we have launched our service, we are unable to meet continuing deployment needs, our business would suffer and the trading prices for our securities could decline, perhaps substantially.

WE DEPEND SUBSTANTIALLY ON THIRD PARTIES TO DEPLOY OUR HIGH-SPEED NETWORK ON A TIMELY AND COST-EFFECTIVE BASIS.

     We depend heavily on third parties to meet our deployment schedule. If any of these third parties has difficulty performing, or is unable to perform, its obligations in accordance with our schedule and projected costs, the deployment of our high-speed network could be delayed, and we could be forced to incur substantial unanticipated costs.

     RIGHTS-OF-WAY. The development, expansion and operation of our network depend to a significant degree on our ability to obtain and maintain rights-of-way for the location of our poletop radios from local municipalities, public utilities or other local government entities. We have faced delays and may face future delays or rejections in attempting to obtain the approvals and agreements necessary to deploy our network and commercially launch our service. For example, variations in local regulations, including zoning and franchise fee regulations, could delay us in obtaining agreements we need in order to begin installing our poletop radios in areas where we propose to offer our service. If we are unable to negotiate, renew or extend site agreements in a timely manner and on commercially reasonable terms, or at all, we would be required to seek alternative sites, such as commercial buildings, residential dwellings or similar structures, from which to deploy network radios. Deploying a large area in this manner could be time-consuming and significantly more expensive than installing poletop radios on street lights and may be restricted or prohibited by one or more municipalities.

     WIRED ACCESS POINT LEASES. The deployment of our service also depends on our ability to lease space for our wired access points on building rooftops or on transmission towers owned by third parties. There is substantial competition from a variety of communications companies for these sites. We employ third parties to locate appropriate sites and negotiate leases on our behalf. If these third parties were unable to identify and negotiate these leases on terms favorable or acceptable to us, the deployment of our network would be impaired. The rate at which we are acquiring these leases has been slower and the cost has been higher than we anticipated. Consequently, we must commit more time, effort and capital resources to acquiring these leases in order to meet our deployment plans.

     NETWORK EQUIPMENT. We depend on sole or limited source suppliers for many of the principal components of our network, including our network radios and wired access points. Some of our suppliers have experienced shipment delays, either as a result of capacity limitations at their production facilities or because they were unable to obtain raw materials or parts necessary for the network components they manufacture. Some of these supply shortages are ongoing. If we continue to experience these or future supply problems and are unable to develop alternative sources of supply quickly and on a cost-effective basis, our ability to obtain and install the equipment we need to implement our service will be impaired. This would cause delays in our network deployment.

     NETWORK CONSTRUCTION. We have outsourced the physical construction of our high-speed network to a small number of contractors. We rely on these third parties, among other things, to install our poletop radios and wired access points, deliver and install circuits at our wired access points and network interface facilities, establish and maintain our connection to corporate networks and the Internet and provide radio frequency engineering. Our reliance on these contractors will reduce our control over deployment schedules, quality assurance and costs. The successful and timely deployment of our network by these parties will be subject to numerous factors, including the supply of labor, materials and equipment, as well as prevailing weather conditions. The failure of these contractors to complete the installation of our network on a timely, cost-effective basis could delay the deployment of our network, which would damage our business and prospects.

WE DEPEND ON THIRD PARTIES TO DEVELOP, ASSEMBLE AND MANUFACTURE THE MODEMS THROUGH WHICH OUR USERS ACCESS OUR SERVICE.

     We depend on a limited number of third-party manufacturers to assemble our modems. We currently obtain the majority of our modems from a single manufacturer. If this manufacturer were unable to keep pace with production schedules, our operations would be disrupted. Additionally, under agreements with our existing modem supplier and four new modem suppliers, we have committed to purchase a minimum number of units in the first year of deliveries and to reimburse these suppliers for a portion of their development costs. Consequently, if consumer demand for our service is less than we anticipate, we could owe a substantial amount, up to approximately $90 million in the aggregate, to these modem suppliers.

     Our agreement with one of these modem manufacturers provides for the manufacture of the quantity of modems we have forecast that we will require through approximately the first three months following commercial launch of our high-speed service. We will need to arrange for an additional supply of modems to meet forecast demand for subsequent periods. If we cannot secure arrangements for the manufacture of additional modems beyond the initial period, our channel partners may be unable to secure new subscribers to our service, which would harm our business. If any of our modem suppliers were to experience financial, operational, production or quality assurance difficulties, allocate resources to others in lieu of us or experience a catastrophic event that results in a reduction or interruption in supply of modems, our business would be impaired. In addition, if our channel partners sell more subscriptions than we anticipate or if we decide to accelerate deployment of our high-speed network, our presently anticipated supplies may prove inadequate. We cannot assure you that, if any of these events occurs, modems from alternate suppliers will be available at favorable prices, if at all.

ONE OF OUR MANUFACTURERS IS EXPERIENCING SHORTAGES OF SUPPLY OF COMPONENTS FOR OUR POLETOP AND NETWORK RADIOS AND OUR OTHER MANUFACTURERS MAY EXPERIENCE SHORTAGES OF SUPPLY OF COMPONENTS FOR OUR MODEMS OR OTHER PRODUCTS, WHICH COULD INVOLVE SUBSTANTIAL COST AND DELAY AND REDUCE AVAILABILITY OF OUR SERVICE.

     Some of the component parts that our manufacturers use in our products, including our modems and network radios, are available only from sole or limited source vendors. Our manufacturers' reliance on these sole or limited source vendors involves risks, including the possibility of a shortage of key component parts and reduced control over delivery schedules, manufacturing capability, quality and costs. In addition, some key component parts require long delivery times. We have in the past experienced delays because key component parts have been unavailable to our manufacturers. In January 2000, we reported that we have been affected by industry-wide component shortages, causing delays to production of our poletop and network radios assembled under contract by Sanmina Corporation. While we may experience some delays in deployment of our high-speed network, based on currently projected component delivery dates, we expect to launch the first phase of our high-speed service during the late summer of 2000. However, if the global supply shortage continues longer than expected, we may experience further delays, which could have an adverse effect on our business and results of operations. In addition, if our manufacturers are unable to obtain components, we may need to reconfigure our modems or radios, which could involve substantial cost and delay and limit availability of our modems or radios necessary for the deployment of our network. This could delay our deployment, which would reduce the availability of our service to users and harm our business.

WE MAY DEPEND ON MCI WORLDCOM TO PROVIDE SUBSCRIPTION SALES AND CUSTOMER SUPPORT CRITICAL TO OUR SUCCESS.

     Currently, we have only one agreement with a channel partner, MCI WorldCom. When we launch our high-speed network, we may depend entirely on MCI WorldCom to sell subscriptions to our service. Our agreement with MCI WorldCom is non-exclusive, allowing it to market and sell the services of our competitors, and MCI WorldCom may terminate the agreement without penalty if we breach our material obligations under the agreement. We believe that the extent to which MCI WorldCom devotes resources to marketing our service will substantially affect the development of our user base. We cannot predict whether MCI WorldCom will decide to support future competing technologies in preference to ours. MCI WorldCom's termination of its agreement with us, now or in the future, would disrupt our operations and harm our business.

     We are seeking to enter into non-exclusive agreements with other channel partners. However, our agreement with MCI WorldCom contains a "most favored nation" clause, which assures MCI WorldCom no less favorable terms than we grant any other channel partner. The agreement also restricts us and other channel partners, if any, from marketing our service to three specified entities to which MCI WorldCom may seek to resell our service. These provisions could deter other potential channel partners from entering into agreements with us or limit the number of potential users to which our service is marketed. In addition, our standard agreement with channel partners will require them to offer our service at a flat rate that each channel partner will determine. This provision could allow a single channel partner to undercut our other channel partners, which could deter potential channel partners from entering into agreements with us. If we are unable to establish additional agreements with appropriate channel partners at the rate needed to keep pace with the growth of our network, or at all, the growth of our customer base and revenues would be reduced.

     We cannot be certain that either we or the users of our service will be satisfied with the performance of any channel partner with which we enter into an agreement. When we launch our high-speed network, we will rely on our channel partners to provide the initial level of customer support, which we will supplement with higher level technical support. If we or our channel partners are unable to provide adequate customer service, our business and results of operations could be adversely affected.

MCI WORLDCOM MAY REDUCE OR CANCEL ITS OBLIGATIONS TO US IF WE FAIL TO MEET CERTAIN PERFORMANCE THRESHOLDS.

     Although MCI WorldCom has agreed to pay us at least $388 million in revenue over the five years following the launch of our service, if our deployment schedule is delayed or if we fail to meet deployment schedule deadlines or fail to comply with quality-of-service standards relating to data transmission performance, network availability, coverage and latency, ease of use and size of modems, all as specified in our agreement with MCI WorldCom, MCI WorldCom may delay or reduce its minimum payments to us or, in the case of a deployment delay in excess of 12 months, may terminate the contract. In addition, in the event that, in any agreement year, subscribers provided by MCI WorldCom represent more than a specified percentage of our total subscribers, then MCI WorldCom's guaranteed revenue commitment for that agreement year could be reduced. If we fail to correct any deficiency for sustained periods of time, MCI WorldCom may suspend its obligations to us or terminate the agreement. Any reduction in or termination of these fees or any suspension or termination of any sales and marketing services we receive under our agreement with MCI WorldCom will impair the growth of our user base and adversely affect our business and results of operations.

WE WILL REQUIRE SIGNIFICANT ADDITIONAL CAPITAL IN THE FUTURE TO FUND OUR CONTINUING DEVELOPMENT, DEPLOYMENT AND MARKETING OF OUR HIGH-SPEED NETWORK AND SERVICE.

     We intend to use the net proceeds of this offering and the related notes offering, together with cash on hand and the available proceeds of our concurrent notes and warrants offering, primarily to continue the deployment of our high-speed network and service. Based on our current projections, we believe that, in addition to the funds currently on hand, we will require additional cash resources of approximately $1 billion to enable us to complete the three-phase deployment of our network to cover a cumulative population of 100 million. We believe that our cash on hand as of December 31, 1999, together with the net proceeds of this offering and the related notes offering and, if completed, the anticipated available net proceeds of the notes and warrants offering, will be sufficient to fund the deployment of our network through its second phase. However, the completion of the warrants and notes offering, is not contingent upon the completion of the concurrent common stock offering. Moreover, we will need additional funds to complete the third phase of our network deployment, and the funds we may actually require to complete any phase of the deployment may vary materially from our estimates. For example, we could incur unanticipated costs or be required to alter our plans to respond to changes in competition or other market conditions, which could require us to raise additional capital sooner than we expect. We could also require additional funds if we decide to depart from our current business plan or if we experience unforeseen delays, regulatory changes, cost overruns or other unanticipated expenses or if we elect to pursue possible acquisitions of complementary businesses or technologies, none of which is provided for in our current budget.

     Any of the foregoing events could require us to raise additional capital through the sale of equity or the incurrence of additional indebtedness in private or public financings. We cannot assure you that additional financing will be available on terms favorable to us, if at all. In addition, Vulcan Ventures' control position and MCI WorldCom's large investment in us may deter investors who otherwise might have provided financing to us. Furthermore, neither Vulcan Ventures nor MCI WorldCom is obligated to provide us with additional funds. If we are unable to secure additional financing, we may be required to delay or abandon our expansion plans, which could limit or prevent the implementation of our business strategy. Moreover, the sale of additional equity or equity-linked securities could be dilutive to holders of our common stock.

WE EXPECT TO CONTINUE TO GENERATE LOSSES.

     We have a history of losses and expect to incur additional losses in the future. Expenditures associated with developing our high-speed service have contributed substantially to our cumulative net losses of approximately $282 million through September 30, 1999. We expect to incur significant operating losses and to generate negative cash flow from operating activities during the next several years while we continue to develop and deploy our network, market our high-speed service and build our user base. If we are unable to achieve or sustain profitability or positive cash flow from operating activities, we may be unable to develop our network or conduct our business effectively or competitively. We cannot assure you that we will be able to achieve or sustain profitability.

OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY.

     We are unable to forecast our revenues with certainty because of the unknown demand for our high-speed service and the emerging nature of the mobile wireless data access industry. Our revenues could fall short of our expectations if we experience delays in building out our network or entering into agreements with additional channel partners. Our future operating results will be subject to annual and quarterly fluctuations due to several factors, some of which are outside our control. These factors include:

     - unanticipated costs of building our network;

     - delays in the introduction of our service;

     - rate of market acceptance of our high-speed service;

     - new offerings of, and pricing strategies for, competitive services;

     - changes in the regulatory environment; and

     - general economic conditions.

As a result, it is likely that in some future quarters our operating results will be below the expectations of securities analysts and investors, which could cause the trading prices of our securities to decline, perhaps substantially.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

     Competition in the market for communications and data access services is intense. A number of privately and publicly held communications and data access companies have developed or are developing new wireless and wired communications and data access services and products using technologies that compete with our own. Many of these companies have significantly greater resources, more established brand names and larger customer bases than we do. In addition, we may face competition from Internet service providers that could offer Internet, online or data access services at prices lower than those offered by our channel partners, which could limit our ability to increase our user base and cause us to incur additional selling, marketing and product development expenses. If we are unable to compete effectively, our business and results of operations would be impaired.

WE OPERATE IN AN INDUSTRY WITH RAPIDLY CHANGING TECHNOLOGY, AND OUR SUCCESS WILL DEPEND ON OUR ABILITY TO DEVELOP PRODUCTS AND SERVICES THAT KEEP PACE WITH TECHNOLOGICAL ADVANCEMENTS.

     The market for data access and communications services is characterized by rapidly changing technology and evolving industry standards in both the wireless and wireline industries. Our success will depend to a substantial degree on our ability to develop and introduce, in a timely and cost-effective manner, enhancements to our high-speed service and new products that meet changing customer requirements and evolving industry standards. For example, increased data rates provided by wired data access technologies, such as digital subscriber lines, may affect customer perceptions as to the adequacy of our service and may also result in the widespread development and acceptance of applications that require a higher data transfer rate than our high-speed service provides. Our technology or systems may become obsolete upon the introduction of alternative technologies. If we do not develop and introduce new products and services in a timely manner, we may lose users to competing service providers, which would adversely affect our business and results of operations.

WE DEPEND ON A NETWORK INFRASTRUCTURE LARGELY MAINTAINED BY THIRD PARTIES AND SUBJECT TO DISRUPTION BY EVENTS OUTSIDE OUR CONTROL.

     Our success will depend upon the adequacy, reliability and security of the networks used to carry data between our network and corporate networks and the Internet. Because those networks are owned or controlled by third parties, we have no control over their quality and maintenance. Currently, we have agreements with UUNet, a subsidiary of MCI WorldCom, and others to support the exchange of traffic between our wired access points, our network interface facilities, the telecommunications infrastructure and corporate networks and the Internet. Our operations also depend on our ability to avoid damages from fires, earthquakes, floods, power losses, communications failures, network software flaws, transmission cable cuts and similar events. The occurrence of any of these events could disrupt our service. Any failure of the Internet backbone, our network interface facilities or any other link in the delivery chain, whether from operational disruption, natural disaster or otherwise, resulting in an interruption in our operations, could harm our business and results of operations.

IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR PLANNED RAPID GROWTH, OUR OPERATIONS COULD BE ADVERSELY AFFECTED.

     We expect to experience rapid growth in the future. Our plans call for us to manage a number of operations in geographically dispersed locations that we have little or no prior experience managing, including:

     - the design, deployment and installation of a nationwide mobile wireless data access network;

     - coordination and support of our channel partners; and

     - maintenance and support of our high-speed network.

In addition, management of our growth will require, among other things:

     - continued development of our financial and management controls and management information systems, including our fixed asset management and billing systems;

     - accurate assessment of potential markets;

     - stringent cost controls;

     - increased marketing activities; and

     - retention of qualified personnel and training of personnel and third parties on whom we depend to deploy and maintain our service.

If we are unable to effectively manage our expected rapid growth and development or if we experience any difficulties in managing the deployment of our network, our business and results of operations could be harmed.

TO BE COMPETITIVE, WE NEED TO ACHIEVE COST REDUCTIONS.

     If we are to become profitable, our products and components must be manufactured in large quantities at competitive cost and quality. As a result, we will need to achieve significant product and component cost reductions. We are currently working with several companies to develop low-cost personal computer card modems, as well as smaller and lower cost external modems. If we are unable to develop these modems at a low cost, we may be unable to achieve the cost structure we anticipate in our business plan. Even if we achieve low-cost production, we must have adequate lead times and production capacity to meet user demand for our service if we are to increase revenues and achieve profitability. If we do not achieve product and component cost reductions, our competitive position and our ability to achieve profitability could be impaired.

OUR INTELLECTUAL PROPERTY PROTECTION MAY BE INADEQUATE TO PROTECT OUR PROPRIETARY RIGHTS, AND WE MAY NOT BE ABLE TO OBTAIN ALL OF THE INTELLECTUAL PROPERTY RIGHTS NECESSARY TO PROTECT OUR TECHNOLOGY.

     We rely on a combination of patent, copyright, trademark and trade secret protection laws and non-disclosure agreements to establish and protect our proprietary rights. We cannot assure you that patents will issue from any pending applications or, if patents do issue, that claims allowed will be sufficiently broad to protect our technology. Further, any of our current or future patents or trademarks may be challenged, invalidated, circumvented or rendered unenforceable, and the rights granted under those patents or trademarks may not provide us with significant proprietary protection or commercial advantage. Moreover, our patents may not preclude competitors from developing equivalent or superior products and technology.

     We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. Others may independently develop equivalent proprietary information or otherwise gain access to or disclose our information. We cannot assure you that the confidentiality agreements upon which we rely will provide meaningful protection of our trade secrets or adequate remedies in the event of unauthorized use or disclosure of confidential information or prevent our trade secrets from otherwise becoming known to or independently discovered by our competitors.

     Our commercial success may also depend in part on our not infringing the proprietary rights of others or not breaching technology licenses that cover technology we use in our products. Third-party patents may require us to develop alternative technology or to alter our products or processes, obtain licenses or cease some of our activities. If these licenses are required, we may be unable to obtain them on commercially favorable terms, if at all. If we are unable to obtain licenses to any technology that we may require to effectively deploy or market our products and service, our business could be harmed.

WE ARE SUBJECT TO TELECOMMUNICATIONS INDUSTRY REGULATIONS, WHICH COULD ADVERSELY AFFECT THE NATURE AND EXTENT OF THE SERVICE WE OFFER.

     Many aspects of the telecommunications industry are subject to regulation at the federal, state and local levels. From time to time, the regulatory entities that have jurisdiction over our business adopt new or modified regulations or take other actions as a result of their own regulatory processes or as directed by other governmental bodies. This changing regulatory environment could adversely affect the nature and extent of the service we are able to offer.

     On the federal level, the FCC regulates our license-free equipment and operations, as well as the licensed operations and equipment that we deploy as part of our network. We cannot assure you that we will be able to secure the necessary FCC approvals for the equipment that we intend to deploy in 2000 and thereafter. The need to obtain these approvals could result in delays or additional costs. Our equipment shares the license-free frequency bands with other users. Licensed users in the band have priority over our license-free use, and the FCC requires that we not cause harmful interference to those users. In our licensed frequencies, we are subject to an FCC requirement that we not cause interference to certain services operating in nearby bands. Satisfying these requirements could involve substantial time and expense and, if we fail to satisfy them, could lead us to curtail our operations in the affected locations.

     In addition, the FCC requires that we accept interference to our operations. In the license-free spectrum, we operate on a co-equal basis with other license-free users and must accept any interference present in the bands. Even in our exclusive, licensed frequency bands, our operations may be subject to interference. For example, Mexico is currently in negotiations with the U.S. to use some of our licensed frequencies for a satellite service in Mexico. If implemented, this service could interfere with our licensed operations in certain markets. Excessive harmful interference in either the licensed or license-free frequency bands could discourage users from subscribing to or retaining our service, which would impair our business and results of operations.

     We may desire or, as a result of changes in regulations, be required to seek to operate in other license-free or licensed frequency bands. We cannot assure you that, if needed, we could obtain appropriate licensed or unlicensed spectrum on commercially acceptable terms, if at all. In addition, redesigning our products to operate in other frequency bands could be expensive and time-consuming, and we cannot assure you that any redesign would result in commercially viable products.

     On the state and local levels, some jurisdictions may attempt to impose additional regulatory requirements, including regulating the terms and conditions of our service. This regulation could hinder or limit the flexibility that we have to respond to changes in the markets we serve and otherwise adversely affect our business and results of operations.

OUR SUCCESS DEPENDS ON OUR RETENTION OF KEY PERSONNEL AND OUR ABILITY TO ATTRACT ADDITIONAL KEY EMPLOYEES.

     We believe our success will depend largely on our ability to attract and retain highly skilled engineering and managerial personnel. The industry in which we operate is characterized by intense competition for these personnel and a high level of employee mobility. Many of our key employees hold stock options that are vested or may be fully vested before we achieve significant revenues or profitability. We intend to grant additional options and provide other forms of incentive compensation to attract and retain our key personnel, but we cannot guarantee these efforts will be successful. If we are unable to retain our management and engineering staff or if we fail to attract additional key personnel, we may have difficulty implementing our business plan, which would have an adverse effect on our business and results of operations.

WE MAY BECOME SUBJECT TO RISKS RELATED TO INTERNATIONAL OPERATIONS.

     We are currently at the early stages of evaluating international expansion opportunities. Any international expansion plans we pursue could fail if we are unable to locate qualified local suppliers and other third parties to deploy our network or if we cannot establish agreements with channel partners to promote our service in foreign markets. In addition, international expansion could subject us to burdens of complying with a variety of foreign laws and trade standards, including regulatory requirements affecting wireless data and Internet access services, foreign taxes and tariffs, as well as financial risks, such as those related to foreign currency fluctuations. In addition, there is greater uncertainty regarding protection and enforcement of intellectual property rights in certain foreign countries. If we expand internationally, we also will be subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. The risks associated with any international operations that we may pursue could adversely affect our business and results of operations.

WE FACE RISKS IN CONNECTION WITH THE YEAR 2000.

     Many installed computer systems and software products were programmed to accept only two digits in the date code field. As of January 1, 2000, it became necessary for these code fields to accept four digit entries to distinguish years beginning with "19" from those beginning with "20."

     We have assessed all of our internal computer systems and software products, tested those systems and products and remedied any known problems. We have upgraded our business and financial systems to a version that our vendors have certified to be year 2000 compliant and also communicated with our key suppliers to assess whether or not the products, services, networks and technologies of these suppliers are year 2000 compliant. We have also completed an assessment of whether our networks that depend upon third parties for telecommunications services and power are year 2000 compliant. In the fourth quarter of 1999, we completed our year 2000 assessment, testing and remediation efforts.

     Because we have not yet launched our high-speed service and because many systems, whether or not they are information-technology systems, may contain embedded technology, we cannot assure you that we have identified and remedied all potential year 2000 problems that could arise in connection with our high-speed service. We have a contingency plan for handling year 2000 problems that were not detected and corrected prior to their occurrence, and we are continuing to assess any exposure areas in order to determine what additional steps are advisable. We are prepared to use backup systems and have developed other alternative contingency plans for other critical functions where computer systems are essential. To date, we have not experienced any material year 2000 problems. However, if all of our potential year 2000 problems were not properly identified or if adequate assessment and remediation are not timely effected with respect to any year 2000 problems, our business could be impaired significantly. Moreover, any year 2000 compliance problem facing our customers or third parties who provide our networks with telecommunications services and power could also harm our business.

           RISKS RELATING TO OUR CAPITAL STRUCTURE AND THIS OFFERING

OUR PRINCIPAL STOCKHOLDERS CAN CONTROL OR MAY BE ABLE TO EXERT SUBSTANTIAL INFLUENCE OVER US, AND WE MAY EXPERIENCE SIGNIFICANT CONFLICTS OF INTEREST WITH THEM.

     Upon completion of this offering and assuming conversion of all of our outstanding preferred stock and convertible notes into common stock, Vulcan Ventures would hold approximately 44% of our common stock and MCI WorldCom would hold approximately 33% of our common stock, based on capital stock outstanding at December 31, 1999. In addition, as holders of our preferred stock, Vulcan Ventures and MCI WorldCom each has the right to elect one director. Vulcan Ventures, by reason of its large common stock holdings, will continue to have the ability to control most matters submitted to a vote of our stockholders, including significant corporate transactions and the election of a majority of our board of directors. Moreover, in light of MCI WorldCom's substantial preferred stock holdings and right to elect one director, MCI WorldCom may be able to substantially influence actions we take.

     Conflicts of interest may arise as a consequence of the positions of control and influence of Vulcan Ventures and MCI WorldCom. For example, conflicts of interest may arise when Vulcan Ventures or MCI WorldCom is faced with decisions that could have different implications for us, on the one hand, as compared with Vulcan Ventures or MCI WorldCom or their various affiliates, on the other hand. These decisions may relate to matters such as the following:

     - corporate opportunities that we or Vulcan Ventures or MCI WorldCom, or any of their affiliates, could pursue;

     - our strategic direction;

     - offers to acquire us;

     - potential acquisitions by us of other businesses;

     - contractual relationships between us and Vulcan Ventures or MCI WorldCom, or any of their affiliates;

     - network deployment priorities;

     - businesses that compete or potentially compete with us;

     - the issuance or disposition of our securities; and

     - the election of new or additional directors or officers.

     In particular, MCI WorldCom is currently our sole channel partner and has discretion to determine the extent of the marketing resources it devotes to help develop our user base. Moreover, MCI WorldCom has announced an agreement to acquire Sprint Corporation, which may offer a competing service. MCI WorldCom can terminate its agreement with us without penalty if we breach our material obligations under the agreement and fail to cure that breach. Although one of our agreements with Vulcan Ventures contains measures designed for the protection of our public stockholders with respect to Vulcan Ventures, such as requiring approval of three directors not affiliated with Vulcan Ventures for certain matters involving Vulcan Ventures, these stockholder protection measures may not be effective in any particular case.

CONCENTRATION OF OUR OWNERSHIP BY VULCAN VENTURES AND MCI WORLDCOM COULD DETER, DELAY OR PREVENT CHANGE OF CONTROL OR OTHER TRANSACTIONS THAT COULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     The concentration of our ownership by Vulcan Ventures and MCI WorldCom, as well as other rights of Vulcan Ventures and MCI WorldCom, could deter, delay or prevent third parties, particularly other data access or communications companies, from investing in us, reselling our service, or initiating or completing a potential merger with us, a tender offer for our shares, a proxy contest or other transaction intended to change control or management. These transactions could involve premium prices or other benefits to our stockholders. Concentration of ownership could also depress the market price of our common stock or otherwise adversely affect stockholders, or deter potential channel partners from entering into agreements with us.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline, possibly significantly. Based on shares outstanding as of December 31, 1999 and adjusting for the January 2000 conversion of all our then outstanding convertible notes into common stock, upon completion of this offering we will have outstanding approximately 29.6 million shares of common stock, all of which will be freely tradeable in the public market, subject in some cases to volume limitations and manner of sale restrictions imposed by Rule 144 under the Securities Act. An additional approximately 4.0 million shares issuable upon exercise of outstanding options as of December 31, 1999 will become eligible for sale in the public market subject to the expiration of vesting and lock-up restrictions and restrictions imposed by Rule 144. Upon completion of the warrants and notes offerings, we expect to issue warrants to purchase an aggregate of 1,425,000 shares of our common stock. In addition to our outstanding common stock, options and warrants, these shares will be freely tradeable. Vulcan Ventures and MCI WorldCom each owns 30 million shares of our preferred stock, each of which is convertible into one share of common stock automatically upon transfer to an unaffiliated transferee. The shares of common stock issuable upon conversion of the preferred stock owned by Vulcan Ventures and MCI WorldCom will become eligible for sale in the public market, subject to volume limitations and manner of sale restrictions imposed by Rule 144, on November 15, 2000. Furthermore, subject to certain exceptions, Vulcan Ventures and MCI WorldCom, together with any person holding at least 500,000 shares of preferred stock, or common stock issued upon conversion thereof, transferred by either of them, are entitled to require us to use our best efforts to register their shares for resale under the Securities Act. Our directors and executive officers, Vulcan Ventures and MCI WorldCom, holding an aggregate of approximately 69.2 million shares of our common stock on an as-converted basis, have entered into lock-up agreements providing that they may not offer to sell, sell or otherwise dispose of, directly or indirectly, any shares of our common stock during the 90-day period following the date of this prospectus supplement without the prior written consent of Lehman Brothers and Salomon Smith Barney.

THE MARKET PRICE OF OUR STOCK MAY BE HIGHLY VOLATILE.

     The market prices for securities of companies engaged in emerging industries, such as ours, have been highly volatile. Announcements we or others make could have a significant impact on the market price of our securities. These announcements may include:

     - technological innovations or new commercial services by us or our competitors;

     - comments made by securities analysts, including changes in securities analysts' estimates of our financial performance;

     - delays in deployment of our high-speed network or launch of our high-speed service;

     - quarterly fluctuations in our revenues and financial results;

     - regulatory developments in both the U.S. and foreign countries;

     - developments concerning proprietary rights, including patents;

     - litigation matters;

     - general market conditions; or

     - changes in key personnel.

     The stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market prices for stocks of companies such as ours. These fluctuations have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has been initiated against the issuing company. This type of litigation could result in substantial cost and a diversion of management's attention and resources, which could have an adverse effect on our revenues and earnings. Any adverse determination in this type of litigation could also subject us to significant liabilities.

WE WILL HAVE A SUBSTANTIAL AMOUNT OF DEBT, WHICH COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Upon completion of the concurrent notes and warrants offering, we will have a large amount of indebtedness. On a pro forma basis adjusted for the completion of the notes offering, we would have had approximately $237 million of long-term indebtedness outstanding at September 30, 1999. Of this amount, $236.4 million represents notes that will accrete to an aggregate principal amount at maturity of $300 million. We will need to raise more capital to finance our expansion and continued network deployment, which may be in the form of substantial additional indebtedness.

     The indenture and the supplemental indentures governing the notes we are concurrently offering will permit us to incur additional debt to fund the development, construction, expansion or operation of, or acquisition of assets used in or the majority of the voting stock of, communications and data access businesses and up to $275 million under one or more credit facilities. We can also incur additional indebtedness based on our financial performance and the amount of equity capital that we raise in the future. If additional debt is added to our debt levels following the completion of the concurrent notes and warrants offering, the related risks could intensify.

     This large amount of indebtedness could, for example:

     - make it more difficult for us to satisfy our obligations under the notes or other indebtedness and, if we fail to comply with the requirements of the indebtedness, could result in an event of default;

     - require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate purposes;

     - limit our ability to obtain additional financing in the future for working capital, capital expenditures and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - detract from our ability to successfully withstand a downturn in our business or the economy generally; and

     - place us at a competitive disadvantage against other less leveraged competitors.

     The occurrence of any one of these events could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW TO MEET OUR EXPECTED DEBT SERVICE OBLIGATIONS.

     We cannot assure you that our future cash flow will be sufficient to meet the payment obligations under the notes expected to be issued in the concurrent notes and warrants offering when those payments become due. Our ability to generate cash flow from operations to make scheduled payments on our debt obligations as they become due will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control.

     If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold or, if sold, of the timing of the sales and the amount of proceeds realized from those sales or that additional financing could be obtained on acceptable terms, if at all. If we are unable to generate sufficient cash flow to satisfy our debt obligations or to refinance our indebtedness on commercially reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.

THE TERMS OF THE NOTES WE ARE CONCURRENTLY OFFERING WILL IMPOSE RESTRICTIONS ON US THAT MAY AFFECT OUR ABILITY TO SUCCESSFULLY OPERATE OUR BUSINESS.

     We will be restricted by the terms of the notes we are concurrently offering from taking various actions, such as incurring additional indebtedness, paying dividends, repurchasing junior indebtedness, making investments, entering into transactions with affiliates, merging or consolidating with other entities and selling all or substantially all of our assets. These restrictions could also limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under the indenture and supplemental indentures. A breach of any of these provisions will result in a default under the indenture and supplemental indentures governing the notes and could result in a default under agreements relating to other indebtedness that we may have in the future that would allow those lenders to declare that indebtedness immediately due and payable. If we were unable to pay those amounts because we did not have sufficient cash on hand or were unable to obtain alternative financing on acceptable terms, the lenders could initiate a bankruptcy or liquidation proceeding or proceed against any assets that serve as collateral to secure that indebtedness. We cannot assure you that our assets would be sufficient to repay that amount and the amounts due under the notes in full. In addition, upon the occurrence of certain events specified in the notes we are offering, including in connection with certain types of changes in control, we will be required to make an offer to purchase all the outstanding notes at a premium, in which case we may not have sufficient funds to pay for all the notes that are tendered, which also would constitute an event of default.

HOLDERS OF WARRANTS MAY BE LIMITED IN AMOUNTS THEY MAY RECEIVE IN THE EVENT OF OUR BANKRUPTCY.

     If a bankruptcy case is commenced by or against us under the U.S. Bankruptcy Code after the issuance of the notes, the claim of a holder of notes may be limited to an amount equal to the sum of (1) the initial offering price for the notes and (2) that portion of the original issue discount that is not deemed to constitute "unmatured interest" for purposes of the U.S. Bankruptcy Code. Any original issue discount that was not amortized as of the date of the commencement of this bankruptcy filing would constitute "unmatured interest."

AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THE WARRANTS.

     The warrants are new issues for which there is no established public market. Subsequent to their initial issuance, however, the warrants may trade at a discount to their initial offering price, depending upon the market for similar securities, our performance and other factors. The underwriters have advised us that they intend to make a market in the warrants, as permitted by applicable laws and regulations; however, they are not obligated to make a market in the warrants, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you that an active market for the warrants will develop or, if developed, that it will continue.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on our current expectations about our company and our industry. We use words such as "plan," "expect," "intend," "believe," "anticipate," "estimate" and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. Some of these forward-looking statements relate to the timing and coverage of our planned network deployment, the launch of our high-speed service, our market opportunities, our strategy, our anticipated use of the proceeds of this offering and our concurrent notes and warrants offering, our anticipated revenues from MCI WorldCom, our ability to enter into agreements with new channel partners, our competitive position, our management's discussion and analysis of our financial condition and results of operations and the timing and extent of our funding needs. All of our forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from our expectations and from the results expressed in or implied by these forward-looking statements. The section captioned "Risk Factors" appearing in this prospectus supplement describes those factors that we currently consider material and that could cause these differences. We urge you to consider these cautionary statements carefully in evaluating our forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements to reflect subsequent events and circumstances.

                                USE OF PROCEEDS

     We estimate that the net proceeds from this offering will be approximately $61.9 million, after deducting underwriting discounts and commissions. We estimate that the net proceeds from this offering, together with the related notes offering, will be approximately $291.8 million, after deducting underwriting discounts and commissions. Upon completion of these offerings, approximately $73.1 million of the net proceeds will be deposited in a pledge account and used to purchase U.S. government securities to secure the payment of the first four scheduled interest payments on the notes. Concurrently with these offerings, we are offering 5,000,000 shares of common stock. We estimate that the net proceeds from the common stock offering will be approximately $411.3 million, based on the public offering price of $87.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their option to purchase additional shares in the common stock offering, we estimate the net proceeds from that offering will be approximately $473.2 million. The completion of the warrants and notes offerings is not contingent upon the completion of the concurrent common stock offering.

     We anticipate using our cash on hand, together with the available net proceeds from this offering and the related notes offering, after establishing the required interest reserve on the notes, and the net proceeds from the concurrent common stock offering, for deployment and commercialization of our network and for other general corporate purposes, principally working capital, funding our operating losses and capital expenditures. We believe that these cash resources will be sufficient to fund the deployment of our network through its second phase. However, we will need additional funds to complete the third phase of our network deployment. Although it is not our current intention to do so, we may decide to use a portion of our cash resources to acquire licensed spectrum or to license, acquire or invest in new products, technologies or businesses that we consider complementary to our business. Our board of directors and management will have significant flexibility in applying the net proceeds of these offerings. Pending these uses, we will invest the net proceeds from these offerings in high-quality, short-term, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "MCOM." The following table shows the intraday high and low sale prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated:

                                                               HIGH       LOW
                                                              -------    ------
FISCAL YEAR 1998
First Quarter...............................................  $ 13.25    $ 8.19
Second Quarter..............................................    12.63      8.25
Third Quarter...............................................    10.50      4.78
Fourth Quarter..............................................     8.75      3.00
FISCAL YEAR 1999
First Quarter...............................................  $  9.44    $ 5.00
Second Quarter..............................................    20.19      6.50
Third Quarter...............................................    56.50     19.38
Fourth Quarter..............................................   104.50     21.88
FISCAL YEAR 2000
First Quarter (through February 1, 2000)....................  $109.50    $67.75

     On February 1, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $89.94 per share. As of December 31, 1999, there were 414 holders of record of our common stock.

                                DIVIDEND POLICY

     The holders of the 60,000,000 shares of our outstanding preferred stock, which were originally issued on November 15, 1999, have the right to receive cumulative dividends payable, at our option, in cash or additional shares of preferred stock, at the annual rate of $.65 per share, until November 15, 2002. We currently expect to pay the dividends in cash. We have not declared or paid any cash dividends on our common stock. Other than the payment of dividends on the shares of preferred stock, we currently intend to retain any future earnings to finance the growth and development of our business, and we do not intend to pay any cash dividends on our common stock in the foreseeable future. Moreover, the terms of our outstanding preferred stock restrict, and the covenants we expect will be contained in the notes we are offering concurrently will restrict, our ability to pay cash dividends on our common stock. Subject to these restrictions, future dividends, if any, will be determined by our board of directors.

                                 CAPITALIZATION

     The table below shows our capitalization as of September 30, 1999. The pro forma data show our capitalization as of September 30, 1999, after giving effect to:

     - our sale in November 1999 of 60,000,000 shares of our preferred stock for gross proceeds of $600 million;

     - our purchase in November 1999 for $5 million of the minority interest in our former joint venture serving Washington, D.C.;

     - our repayment to Vulcan Ventures in November 1999 of a line of credit and a bridge loan, aggregating $60.5 million, including accrued interest, of which $50 million, plus accrued interest, was outstanding at September 30, 1999; and

     - the conversion into 3,064,963 shares of our common stock of $44.6 million aggregate principal amount of our remaining convertible notes.

     The pro forma as adjusted data show our capitalization on the same pro forma basis, as adjusted to give effect to:

     - the sale of warrants to purchase an aggregate of 1,425,000 shares of our common stock in this offering and the sale of $300 million aggregate principal amount of notes in the related notes offering for aggregate available net proceeds of $218.7 million, after deducting underwriting discounts and commissions and establishing the required interest reserve on the notes. The portion of the net proceeds used to fund the required interest reserve will be treated as a restricted investment on our balance sheet. As of September 30, 1999, on an actual and pro forma basis, we had no restricted cash or restricted investments.

     - the sale of 5,000,000 shares of common stock in the concurrent common stock offering, at the public offering price of $87.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. The completion of the warrants and notes offerings is not contingent upon the completion of the concurrent common stock offering.

     The outstanding share information in the table below excludes:

     - 3,514,974 shares of common stock reserved for issuance under our stock option and stock purchase plans at September 30, 1999, of which 3,202,700 shares were subject to outstanding options with a weighted average exercise price of $8.13 per share;

     - 1,600,000 additional shares of common stock reserved for issuance under our stock option and stock purchase plans subsequent to September 30, 1999;

     - a warrant to purchase 150,000 shares of common stock at $7.50 per share, which was exercised on a net basis in November 1999, resulting in the issuance of 118,197 shares of common stock; and

     - approximately 1,425,000 shares of common stock issuable upon exercise of the warrants.

                                                             AS OF SEPTEMBER 30, 1999
                                                     ----------------------------------------
                                                                                  PRO FORMA
                                                       ACTUAL      PRO FORMA     AS ADJUSTED
                                                     ----------    ----------    ------------
                                                     (IN THOUSANDS EXCEPT SHARE INFORMATION)
Cash, cash equivalents and short-term
  investments......................................  $  21,653     $ 539,287      $1,169,215
Restricted investments.............................         --            --          73,077
                                                     =========     =========      ==========
Short-term debt....................................  $  20,155     $     155      $      155
                                                     =========     =========      ==========
Long-term debt:
  8% convertible subordinated notes due 2003.......  $  44,595            --              --
  13% senior notes due 2010........................         --            --         236,382
  Other long-term obligations......................     30,594           594             594
Minority interest..................................      5,184            --              --
Redeemable convertible preferred stock, $0.001 par
  value; 72,000,000 shares authorized; no shares
  issued or outstanding, actual; 60,000,000 shares
  issued and outstanding, pro forma and as
  adjusted.........................................         --       573,150         573,150
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value; 8,000,000
     shares authorized; no shares issued or
     outstanding...................................         --            --              --
  Common stock, $0.001 par value; 150,000,000
     shares authorized; 21,099,247 shares issued
     and outstanding, actual; 24,164,210 shares
     issued and outstanding, pro forma; 29,164,210
     shares issued and outstanding, as adjusted....         21            24              29
  Additional paid-in capital.......................    206,541       283,023         757,891
  Accumulated deficit..............................   (281,690)     (313,396)       (313,396)
                                                     ---------     ---------      ----------
  Total stockholders' equity (deficit).............    (75,128)      (30,349)        444,524
                                                     ---------     ---------      ----------
          Total capitalization.....................  $   5,245     $ 543,395      $1,254,650
                                                     =========     =========      ==========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We currently derive substantially all of our revenues from subscriptions paid to us by users of our current Ricochet service, which we offer in a limited number of markets, and from the sale of customer-owned networks and related products to companies primarily engaged in utility businesses. Since 1998, we have concentrated our efforts primarily on completing the development and testing of the technology necessary to deliver our high-speed service, acquiring rights-of-way and other rights necessary for us to deploy our high-speed network, establishing manufacturing relationships for network components and wireless modems and supporting the subscribers to our current Ricochet service. After we launch our high-speed service, planned to occur during the late summer of 2000, we expect to derive substantially all of our revenues from subscription fees paid to us by channel partners, which will resell our service directly to their customers. In connection with the launch of our high-speed service, we expect to sell our existing subscriber accounts to one or more of our channel partners, and we will curtail our business operations related to our current Ricochet service. Historically, we have generated a significant portion of our revenues from sales of customer-owned networks and related products, known as Utilinet, to utility companies. We do not expect Utilinet to be a significant source of revenues in the future.

     We have included our historical financial statements and a discussion of our historical results of operations in the documents incorporated by reference in the prospectus to which this prospectus supplement relates. Because our historical financial results do not reflect our business as we anticipate it will develop, we believe those results and the related discussion may be of limited value in understanding our current business plan. Accordingly, in the following discussion, we analyze our expected sources of revenues and our expected operating expenses as we commence the deployment of our high-speed network and the launch of our high-speed service. Prospective investors should note, however, that we have a history of net losses and that we expect those net losses to continue for the foreseeable future. We cannot assure you that, as a result of deploying our high-speed network and launching our high-speed service, we will be able to achieve or sustain profitability.

REVENUES

     SERVICE REVENUES. In the future, we expect to derive substantially all of our revenues from subscription fees paid to us by channel partners. We anticipate that our channel partners will pay us subscription fees based on flat rates for each user they enroll for our service. We will require each of our channel partners to charge its subscribers a flat rate for use of our service, although each channel partner will set the particular rate it charges its customers.

     We currently have one channel partner relationship. In June 1999, MCI WorldCom entered into an agreement with us to sell our high-speed service to its customers. Under that agreement, MCI WorldCom has agreed to pay us a per-subscriber fee, subject to an agreed minimum revenue level of at least $388 million over the five years following the launch of our service, assuming that our deployment schedule is not delayed, that we place our network into service on schedule and that we meet quality-of-service and network performance standards. Subject to these limitations, we currently expect MCI WorldCom to pay us the following minimum amounts during the first five years after we launch our service:

First year.......................................  $  5.6 million
Second year......................................    40.6 million
Third year.......................................    83.6 million
Fourth year......................................   117.4 million
Fifth year.......................................   141.0 million

     Notwithstanding the foregoing, if MCI WorldCom's sales efforts result in fewer subscribers than MCI WorldCom has agreed contractually to provide, but the number of subscribers provided by MCI WorldCom and its authorized resellers nevertheless represent more than a specified percentage of our total users, MCI WorldCom will pay us only the greater of a per-subscriber rate for each of its subscribers or the subscription fees we receive from all of our other channel partners, which could be substantially less than the minimum revenues we currently expect from MCI WorldCom. Accordingly, our ability to achieve the minimum revenue levels we expect from our agreement with MCI WorldCom may depend on our ability to enter into channel agreements with one or more large channel partners that can successfully sell subscriptions to our service so that subscribers provided by MCI WorldCom and its resellers represent less than the threshold percentage of our total users. In addition, if our deployment schedule is delayed or if we fail to meet deployment schedule deadlines or fail to comply with quality-of-service standards relating to data transmission performance, network availability, coverage and latency, ease of use and size of modems, all as specified in our agreement, MCI WorldCom may delay or reduce its minimum payments to us or, in the case of a deployment delay in excess of 12 months, may terminate the contract.

     PRODUCT ROYALTY REVENUES. As part of our manufacturing agreements with Sierra Wireless Data, Inc. and Novatel Wireless, Inc., which are developing wireless personal computer card modems for us, we have licensed some of our technology to them on a non-exclusive basis. We expect to receive royalty revenues from these and potentially other manufacturers, for the sale of modems or other products that incorporate the licensed technology. We do not expect royalty revenues to be a substantial portion of our total revenues.

COSTS AND EXPENSES

     We expect our operating expenses to increase significantly from historical levels and to exceed revenues for the foreseeable future as we deploy our high-speed network and launch our high-speed service. Our principal operating expenses will consist of cost of service revenues, cost of product revenues, research and development and selling, general and administrative expenses.

     COST OF SERVICE REVENUES. Cost of service revenues consists primarily of network operations costs, real estate management costs and depreciation expense.

     Network operations costs include the costs associated with the field managers, engineers and technicians who will operate and maintain our high-speed network, as well as the costs associated with field offices we will maintain, including our network operations centers. We expect our personnel costs will increase significantly in the future as the scope of our operations increases. Network operations costs will also include the telecommunications costs we will incur to transmit data between our wired access points and network interface facilities and the Internet. We expect these costs to increase significantly as we deploy our high-speed network.

     Real estate management costs include the costs associated with the maintenance of lease agreements for our wired access points and network interface facilities and the ongoing rental payments for these sites. At December 31, 1999, we had future minimum rental commitments under these agreements of approximately $2.7 million per year. Our current lease agreements represent only a small portion of the lease agreements we will require to deploy our network. We expect rental payments to increase significantly as we enter into additional leases in the first half of 2000 and thereafter to support the widespread deployment of our high-speed network. Real estate management costs also consist of the internal and external labor costs associated with maintaining right-of-way and other real estate-related agreements in the markets where our network is currently deployed.

     As we commercially launch our high-speed service in each market, we will begin depreciating the network equipment and other capitalized costs associated with building our network infrastructure. Our capitalized costs represent costs incurred in designing the network, site acquisition, zoning, construction and installation of equipment. We will depreciate our capitalized network costs over a useful life of three to five years, depending on the particular asset being depreciated. We expect our capitalized costs to increase significantly in 2000 and 2001 as we complete the deployment of our network. Accordingly, depreciation expense will increase rapidly over the next several years.

     COST OF PRODUCT REVENUES. Cost of product revenues consists primarily of the inventory and manufacturing costs associated with modem and Utilinet product sales. We expect cost of product revenues to increase in 2000 as we sell modem inventory to MCI WorldCom or other channel partners, which, in turn, will sell these modems to new subscribers to our high-speed service. After 2000, we expect cost of product revenues to decrease as our channel partners begin to purchase modems directly from our licensed third-party manufacturers.

     RESEARCH AND DEVELOPMENT. Research and development costs include the costs incurred to develop our network technology and subscriber modems, as well as to obtain rights-of-way and related site agreements in markets where we plan to offer service. At December 31, 1999, we had outstanding commitments of approximately $5.2 million to third parties performing services associated with acquiring rights-of-way and related interests in real estate in new markets, the substantial majority of which we expect to spend in 2000. We plan to continue to spend a substantial amount on the development of our networking products to reduce the cost of our system components, increase the speed and performance of our services, develop additional applications for our services and to continue to improve and upgrade our network and service to address the emerging demands for mobile data access. As a result, we expect that research and development costs will continue to increase significantly in absolute dollars for the foreseeable future.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses include our corporate overhead and the costs associated with our efforts to obtain and support our channel partners, promote the Ricochet brand and our high-speed service, and develop and implement our marketing strategy for our service and modems. We expect these costs to increase significantly from historical levels as we implement our planned advertising campaign related to the launch of the various phases of our high-speed service. We expect to spend more than $50 million on sales and marketing efforts in 2000 and substantially more in 2001. We also expect to continue to expand our corporate and administrative infrastructure to support our planned growth.

INTEREST INCOME AND INTEREST EXPENSE

     INTEREST INCOME. As a result of the November 1999 sale of our preferred stock for net proceeds of $573.2 million, and after completion of this offering, the related notes offering and the concurrent common stock offering, we will have substantial cash on hand. We expect to use these cash resources to fund the deployment of our network and to fund operating losses and working capital requirements through at least the first two phases of our network deployment. Pending these uses, we will invest this cash in high-quality, short-term, interest-bearing securities. Accordingly, we initially expect to generate a substantial amount of interest income, although this interest income will decline rapidly over time as we use this cash.

     INTEREST EXPENSE. Upon completion of the warrants and notes offerings, we will incur a substantial amount of indebtedness. The senior notes will require semi-annual cash interest payments commencing August 15, 2000. We will deposit approximately $73.1 million of the net proceeds from the sale of the senior notes in a pledge account to secure the first four cash interest payments on these securities. Because the notes are being issued at a substantial discount from their face amounts, they will have an effective yield to maturity of 17.57% per annum, which we will record as interest expense, even though we will pay cash interest at the rate of 13% per annum. We will record a substantial expense, a portion of which will be non-cash, for interest on these obligations. If we incur additional debt in the future to fund our expansion plans, our interest costs will increase.

PREFERRED STOCK DIVIDENDS

     In November 1999, we issued 60,000,000 shares of preferred stock to Vulcan Ventures and MCI WorldCom for gross proceeds of $600 million. Each share of preferred stock bears a cumulative dividend at the rate of $.65 per year for the first three years after issuance, which we may pay in cash or in additional shares of preferred stock. We currently expect to pay dividends on the preferred stock in cash. Because the preferred stock sold to Vulcan Ventures is immediately convertible into common stock at the holder's option at a conversion price of $10.00 per share, which was below $11.06, the per share closing price of our common stock on the date immediately prior to our execution of the preferred stock purchase agreement, we will record an additional dividend of $31.8 million in the fourth quarter of 1999 to reflect the beneficial conversion privilege associated with this series of preferred stock. The preferred stock issued to MCI WorldCom is also deemed to have been issued with a beneficial conversion privilege. However, that series of preferred stock does not begin to become convertible into common stock at the holder's option until May 2002. As a result, we will amortize that discount, beginning in 1999, over the 48-month period during which this series of preferred stock becomes convertible into common stock at the holder's option. Accordingly, for both series of preferred stock in the aggregate, we will record preferred stock dividends in addition to our cash dividend on the preferred stock as follows:

1999..............................................  $33.2 million
2000..............................................   10.1 million
2001..............................................   10.1 million
2002..............................................    7.8 million
2003..............................................    2.6 million

NET INCOME (LOSS) AVAILABLE TO STOCKHOLDERS

     As a result of the foregoing, we expect to generate substantial net losses to common stockholders for the foreseeable future. See "Risk Factors -- We expect to continue to generate losses."

LIQUIDITY AND CAPITAL RESOURCES

     Our principal uses of cash for the foreseeable future will be to fund the deployment of our high-speed network, to fund operating losses and to pay interest on our debt securities, following completion of our concurrent notes and warrants offering, and dividends on our preferred stock. Based on our current projections, we believe that, in addition to the funds currently on hand, we will require additional cash resources of approximately $1 billion to enable us to complete the three-phase deployment of our network, as well as for the other purposes described above. We estimate that approximately $703 million of these required resources will be funded from the net proceeds from this offering and the estimated available net proceeds of the concurrent notes and warrants offering, after funding the required interest reserve on the senior notes. Accordingly, based on our current projections, we believe that our cash, cash equivalents and short-term investments of approximately $500 million as of December 31, 1999, together with the net proceeds from this offering and the anticipated available net proceeds of the concurrent notes and warrants offering, will be sufficient to fund the first two phases of our network deployment. However, the completion of the warrants and notes offerings is not contingent upon the completion of the concurrent common stock offering. Moreover, we will need additional funds to complete the third phase of our network deployment, and the funds we may actually require to complete any phase of the deployment may vary materially from our estimates. In addition, we could incur unanticipated costs or be required to alter our plans in order to respond to changes in competitive or other market conditions, which could require us to raise additional capital sooner than we expect. Further, although it is not our current intention to do so, we may decide to use a portion of our cash resources to acquire licensed spectrum or to license, acquire or invest in new products, technologies or businesses that we consider complementary to our business. We cannot assure you that the additional capital we will require to complete the third phase of our network deployment or for these other purposes will be available on commercially reasonable terms or at all. If we are unable to secure additional financing as necessary, we may need to delay or curtail our expansion plans. See "Risk Factors -- We will require significant additional capital in the future to fund our continuing development, deployment and marketing of our high-speed network and service" and "-- We will have a substantial amount of debt, which could adversely affect our business, financial condition and results of operations."

     Our current and future operations will require substantial capital investments for the purchase of our network equipment, which consists primarily of network radios, wired access points and network interface facilities. Significant labor costs associated with deploying our network equipment include design of the network, site acquisition, zoning, construction and installation of equipment. In July 1999, we entered into an agreement with Sanmina Corporation to manufacture our poletop radios and network radios installed at wired access points. In October 1999, we entered into agreements with Wireless Facilities, Inc., General Dynamics Worldwide Telecommunications Systems and Whalen & Company to provide us with expertise and personnel to assist with the deployment of our network. At December 31, 1999, we had outstanding commitments to purchase approximately $219 million of network equipment and related labor from these suppliers.

     We also expect to incur significant expenditures to procure modems. We have agreed to purchase 47,700 modems from our current modem supplier, Alps Electric
(USA), Inc., in 2000, representing a commitment of approximately $20 million. We have recently entered into agreements with two additional modem suppliers. We have also recently entered into agreements with Sierra Wireless and Novatel to develop and manufacture custom personal computer card modems. We have agreed with both Sierra Wireless and Novatel to purchase a minimum of 150,000 units in the first year of deliveries from each, representing a total commitment of approximately $68 million. We anticipate that deliveries from Alps will begin during the second quarter of 2000 and deliveries from Sierra Wireless and Novatel will begin in early 2001.

     In December 1999, we called our $44.6 million aggregate principal amount of convertible notes due 2003 for redemption on January 10, 2000. All of the note holders converted their notes into shares of our common stock at a conversion price of $14.55 per share prior to the redemption date. As a result of the conversion, we issued an aggregate of 3,064,963 shares of our common stock to the former convertible note holders.

     The preferred stock we issued to MCI WorldCom and Vulcan Ventures in November 1999 carries a 6.5% dividend payable annually for three years and no dividend thereafter. As a result, in December 1999, we paid to the preferred stockholders cash dividends totaling $3.2 million, representing the pro rata portion of the annual dividend accrued since the date of initial issuance of the shares. We expect to pay cash dividends of approximately $39 million in both 2000 and 2001 and $37 million in 2002 on our preferred stock.

     Upon completion of the related notes offering, we will have outstanding $300 million aggregate principal amount of 13% senior notes due 2010, which will require semi-annual cash interest payments of $19.5 million, commencing August 15, 2000. We will deposit approximately $73.1 million of the net proceeds from the sale of the senior notes in a pledge account to fund an interest reserve to secure the payment of the first four semi-annual cash interest payments on these notes.

                                    BUSINESS

OVERVIEW

     We are a leading provider of mobile wireless data access to corporate networks and the Internet. We have designed our new high-speed service, marketed under the Ricochet brand name, to meet the needs of the growing number of professionals who require full access to their corporate networks and the Internet while away from the office. Our service will provide these mobile professionals with higher speed access to data than any other mobile wireless technology commercially available today. Our service will also appeal to consumers who desire high-speed mobile access to the Internet. Simply by connecting a wireless modem to a laptop computer or other portable electronic device, our users can access their corporate networks and the Internet whenever they want and wherever they are within our service areas, just as they would with a wired modem. Our users pay only a flat fee for our service, unlike many other remote access services.

     Our technology enables users to replicate wirelessly the look and feel of their desktop computers, providing them with the following features customarily associated with working on a desktop computer at the office:

     - ALWAYS ON. Our technology allows users to connect to their corporate networks and the Internet without a lengthy dial-up procedure and to remain connected as long as their computers are on.

     - HIGH-SPEED ACCESS. During the late summer of 2000, we expect to begin offering average downstream data transmission speeds greater than 128 kilobits per second, approximately two to four times faster than most remote wired connections and approximately seven to 14 times faster than most remote mobile wireless connections commercially available today.

     - SECURE DATA TRANSMISSIONS. Our frequency-hopping, spread spectrum wireless technology, combined with optional encryption, makes it very difficult for an unauthorized user to intercept data transmitted over our network.

     - RELIABLE SERVICE. Our packet-switched technology routes data around busy or nonfunctioning network radios, enabling multiple users to share our network capacity and virtually eliminating busy signals or the inability to connect to the network because of capacity constraints.

     We believe many mobile professionals and consumers will find our high-speed, unlimited network access service to provide a valuable capability, whether used alone or as a complement to the more limited data access services offered by mobile telephone providers.

     In November 1999, MCI WorldCom, and Vulcan Ventures, the private investment vehicle of Microsoft Corporation co-founder Paul Allen, each purchased shares of our preferred stock for $300 million in cash, providing us with funds to commence the deployment of our high-speed network. In addition, MCI WorldCom has entered into an agreement with us to sell subscriptions to our service and has agreed to pay us at least $388 million in revenue over the five years following the launch of our service, subject to the timely deployment of our network, our ability to meet agreed performance standards and our ability to attract a significant number of subscribers through other channel partners. This relationship provides us with immediate access to a large and sophisticated sales force that has experience selling products and services to businesses and consumers in our target market.

     We plan to deploy our high-speed network in three phases. We plan to launch our high-speed service during the late summer of 2000, and we expect that our initial service areas will cover a total population of approximately 62 million. After the third phase of our deployment, which we plan to complete by the end of the summer of 2001, we expect our service areas to cover a cumulative population of at least 100 million.

     When we launch our service, we plan to use channel partners to sell subscriptions to our service, bill our users and provide the first level of customer support. Currently, we have entered into an agreement with one channel partner, MCI WorldCom. We intend to co-brand our service with MCI WorldCom at our expense. We believe that co-branding our service with MCI WorldCom, together with our own independent promotional activities, will help us significantly increase user awareness of our brand and will make us a more attractive service for other potential channel partners. We are seeking to enter into agreements with other channel partners that, like MCI WorldCom, have experience selling products and services to businesses and consumers in our target market. Potential channel partners include local telephone companies, wireless carriers, digital subscriber line or other high-speed Internet access providers, laptop computer and other portable electronic device manufacturers and system integrators or networking consulting firms that recommend large-scale purchases of access services such as ours to their customers.

MARKET OPPORTUNITY

     We believe the growing demand by organizations and individuals for mobile access to corporate networks and the Internet is driven primarily by four trends:

     - GROWTH IN THE NUMBER OF LAPTOP COMPUTERS AND SMART HANDHELD
       DEVICES. Laptop computers and smart handheld devices are becoming increasingly prevalent business tools to retrieve information from corporate networks and the Internet. In a 1999 study, IDC projected that unit shipments of portable computers and smart handheld devices in the U.S. will increase from 12 million in 1999 to 25 million in 2003, representing a compound annual growth rate of 21%.

     - GROWTH IN THE NUMBER OF INTERNET USERS. The number of workers and consumers making use of the Internet continues to grow rapidly. According to IDC, the number of Internet users in the U.S. is projected to increase from 70 million in 1998 to 179 million in 2003, representing a compound annual growth rate of 21%.

     - INCREASED IMPORTANCE OF NETWORK ACCESS. Corporate networks have become an increasingly important business tool, enabling workers across an organization to retrieve important data quickly and efficiently and enabling businesses to communicate with each other and integrate their operations more productively. IDC has projected that, in 1999, 40% of computer users worldwide working for mid-sized and large enterprise sites would remotely access corporate local area networks, or LANs. Increasingly, computer users are reliant on the information and communications capabilities provided by these networks, and their productivity can decline when users do not have network access. The emergence of e-mail as a major communications medium is an example of this trend. For example, the Yankee Group, a market research firm, estimates that mobile professionals use e-mail six to seven times more often than voicemail.

     - GROWTH IN NUMBER OF MOBILE WORKERS. The workforce is becoming increasingly mobile. IDC has projected that, by 2003, 47 million workers in the U.S. will spend at least 20% of their time away from their offices. We believe that significant improvements in the functions performed by, and significant declines in the prices of, laptop computers, which in many cases today provide users with processing speed and functions comparable to those provided by desktop computers, have contributed to the growth in the number of mobile workers. As the number of mobile workers continues to rise, we believe that these employees will demand high-speed access to information while outside of the office or travelling.

     We believe the increasing importance of access to corporate networks and the Internet and the dramatic growth in the number of mobile workers and other users of other portable electronic devices are creating significant growth in demand for mobile network access. As a result, we believe there is a large and rapidly growing market opportunity for low-cost providers of high-speed, reliable, mobile wireless data access.

OUR SOLUTION AND COMPETITIVE ADVANTAGES

     Our high-speed service will provide users with secure and reliable high-speed mobile access to corporate networks and the Internet for a flat fee, regardless of the level of usage. We believe our competitive strengths effectively address the growing demand for high-speed mobile wireless data access through the following combination of benefits:

     HIGHER SPEED ACCESS TO DATA THAN ANY OTHER REMOTE MOBILE WIRELESS TECHNOLOGY COMMERCIALLY AVAILABLE TODAY. When we launch our high-speed service, expected during the late summer of 2000, we believe our network will provide higher effective data transfer rates than any other remote mobile wireless data access service commercially available today. We will provide users with an average downstream data transfer rate greater than 128 kilobits per second, which is faster than today's high-speed integrated service digital network, or ISDN, telephone lines. Our high-speed service will provide users with an average upstream data transfer rate of more than 50 kilobits per second, which is faster than the average data transmission rate of 33 kilobits per second typical of commonly available "56k" wired modems. We intend to continue to spend significantly on research and development so that our network speed continues to exceed those of competing services and so that our products and service continue to remain in the forefront of high-speed wireless data access technologies.

     LOOK AND FEEL OF A DESKTOP COMPUTER. Our target users are mobile workers who require full access to corporate resources from remote locations. Because of our fast data transfer speeds, we believe that a user working on a laptop computer connected to our network will perceive a substantial advantage over any other remote mobile wireless data access technology commercially available today. Moreover, we will offer mobile workers the ability to connect to their corporate networks and the Internet from any place within our service area, without the inconvenience of having first to locate a telephone modem dataport to establish a remote, and generally slower, connection to e-mail, databases and file and facsimile transmission servers. Furthermore, we have designed our service for laptop computers and other portable electronic devices with relatively large screen areas and relatively large storage capacities to enable our users to better emulate the look, feel and functionality of their desktop computers. By contrast, although data-enabled wireless telephones may offer a convenient means of engaging in simple tasks, such as checking stock prices or sports scores, they are not suitable for displaying data-rich graphics or creating and editing documents, functions frequently performed at desktop computers. Accordingly, we believe that we offer a service that is complementary to, rather than competitive with, data-enabled wireless telephones.

     PACKET-SWITCHED TECHNOLOGY. We believe that data networks, such as ours, that utilize packet-switched technology offer a number of advantages over circuit-switched networks. In a packet-switched network, data is transmitted in discrete units called packets, rather than in a continuous stream, as with a telephone modem using a circuit-switched telephone line. The network software sends each discrete packet through the network via a uniquely selected path, with the software reassembling the packets into their proper order when they arrive at their destination. By allowing multiple users to share our network capacity, this technology can reduce network congestion and virtually eliminate busy signals. In addition, because our network does not require a dedicated connection between modems at each end of a circuit, users utilize our network capacity only when the network actually transmits data packets. A circuit-switched network, in contrast, requires a dedicated connection between modems at each end of a circuit, thus limiting network capacity to the number of circuits available and modems installed. Moreover, in a circuit-switched network, once the user establishes a connection, neither the modem nor the circuit in use is available to other users even when data is not being transmitted. Because of these factors, busy signals occur in circuit-switched networks when the number of users exceeds the number of connections available. Further, many circuit-switched networks will "time out" a connection after the user has been connected for a specified time in order to create capacity for other users. Because our network uses packet-switched technology, our users can remain online indefinitely. In addition, the equipment required to construct our network is substantially less expensive than circuit-switched technology employed by traditional wireless carriers.

     SECURITY AND RELIABILITY. In addition to the reliability benefits that result from using packet-switched technology, our network's use of frequency-hopping, spread spectrum technology, combined with optional encryption, makes unauthorized interception of data packets extremely difficult and provides greater security than is generally available from other wired and wireless data communications services. Our very low equipment failure rate of only 0.2% contributes to the reliability of our service. Moreover, if a network radio is busy or not functioning properly, our network routes data along a different path to its destination within the network, minimizing apparent network disruption or reduced data transfer rates to our users. By providing secure and reliable access to corporate networks, our service should appeal to many organizations with mobile workforces.

     ACCESS TO MCI WORLDCOM'S LARGE AND SOPHISTICATED SALES FORCE. Under our agreement with MCI WorldCom, MCI WorldCom has agreed to market and sell subscriptions to our high-speed service. This relationship provides us with the immediate benefit of support from a large and sophisticated sales force that has experience selling products and services to businesses and consumers in our target market. Moreover, MCI WorldCom has indicated its intent to market and sell our high-speed service through multiple sales channels that have substantial experience with the needs of network and Internet users and users of other mobile access technologies. In addition, MCI WorldCom has committed to provide customer support to the users of our service.

     SCALABLE AND COST-EFFECTIVE NETWORK. Our network architecture will allow us to react quickly to expand our network to respond to positive consumer demand for our service. We can increase network coverage and capacity and reduce system congestion quickly and inexpensively by installing additional network or wired access point radios in areas of high use. Moreover, our network relies primarily on unlicensed radio frequency spectrum that we are able to use without paying any license fee or other similar acquisition cost.

OUR STRATEGY

     Our objective is to be the leading provider of high-speed mobile wireless data access to users of laptop computers and other portable electronic devices. The key elements of our strategy are as follows:

     RAPIDLY DEPLOY A NATIONAL NETWORK. We intend to deploy our network in three phases. We plan to launch our high-speed service during the late summer of 2000, and we expect that our initial service areas will cover a total population of approximately 62 million. After the third phase of our deployment, which we plan to complete by the end of the summer of 2001, we expect our network to cover a cumulative population of at least 100 million in the U.S. Understanding that time-to-market is a critical competitive advantage, we have already obtained a substantial portion of the approvals for municipal rights-of-way necessary to meet our network deployment objectives for 2000.

     TARGET MOBILE PROFESSIONALS. Our advertising and marketing will focus on mobile professionals, particularly those who already use laptop computers or other portable electronic devices, and other people and businesses that are likely to require mobile access to information. Mobile workers, such as salespeople, consultants, lawyers and accountants, often require the flexibility to work outside of their offices and desire to maintain access to corporate networks and the Internet.

     CAPITALIZE ON THE DISTRIBUTION STRENGTH OF A SELECT GROUP OF CHANNEL PARTNERS. We intend to increase the number of users of our service through sales efforts by MCI WorldCom and other potential channel partners. We do not intend to sell our high-speed service or provide customer support directly to users. Instead, we will rely on our channel partners, which we expect will be organizations like MCI WorldCom with significant marketing and customer support experience, to generate demand for our service. These partners will market and sell subscriptions to our service to their customers on a co-branded basis. In selecting channel partners, we will focus on organizations with experience selling products and services to businesses and consumers in our target market. Potential channel partners include local telephone companies, wireless carriers, digital subscriber line or other high-speed Internet access providers, laptop computer and other portable electronic device manufacturers and system integrators or networking consulting firms that recommend large-scale purchases of access services such as ours to their customers. We currently are in discussions with a number of potential channel partners, with a goal of entering into agreements with additional channel partners in the second quarter of 2000.

     BUILD EQUITY IN THE RICOCHET BRAND. We intend to promote the Ricochet brand aggressively, seeking to gain widespread business and consumer recognition of our brand, thereby building significant commercial value for our company. Our brand awareness and brand identity strategy will focus on the mobile access benefits of our high-speed network, with the objective of making the Ricochet brand synonymous with speed, reliability and security. We plan to promote the Ricochet brand through co-branding arrangements that will require our channel partners to display the Ricochet name and logo in addition to their own in promotional and other materials they use to offer our service, and to display our name on the Ricochet modem. We also intend to engage in corporate promotional activity, including advertising in traditional media and on the Internet, designed to increase business and consumer awareness of the Ricochet brand and our service. We expect to spend over $50 million on sales and marketing efforts in 2000 and substantially more in 2001.

     MAINTAIN NETWORK PERFORMANCE AND COST ADVANTAGES. We intend to continue our commitment to research and development so that we can continue to offer our users faster data transmission rates on a more cost-effective basis than competing remote mobile wireless data access services. We believe our core technologies -- and particularly our utilization of packet-switched communications and unlicensed portions of the radio frequency spectrum -- will enable us to maintain performance and cost advantages over competing services in the future, as technological advancements increase the standard for data transmission speeds and network performance. Outsourcing some business functions is a key part of our strategy to maintain network performance and cost advantages for our users. We have contracted with several companies to fulfill our manufacturing and network deployment needs, and we plan to continue to utilize other companies to perform these functions in the future. The functions that we have outsourced include manufacturing network radios designed by us, manufacturing the modems used by our users, acquiring municipal rights-of-way and other similar rights necessary to deploy our network, physically installing our network equipment and provisioning the circuits required for our network to connect to the Internet or other corporate networks. We believe that, by outsourcing these functions to organizations for which they are core competencies, we can free our own resources to concentrate on developing positive recognition of the Ricochet brand, recruiting and managing channel partners, managing our network and advancing our core technologies to enhance our network's performance and cost-effectiveness in the future.

     PURSUE INTERNATIONAL OPPORTUNITIES. To date, we have concentrated almost exclusively on domestic opportunities and have engaged in only limited exploration of international opportunities. However, we intend to pursue opportunities to offer service based on our technologies in markets outside the U.S. We believe that the advantages of our core technologies, and particularly the relatively low deployment cost of our network, should enable us to provide a service that is attractive to customers in other countries that have large populations of knowledge workers. We plan to place greater emphasis on these opportunities after we have launched our domestic high-speed service and are satisfied with its performance.

OUR NETWORK AND TECHNOLOGY

     When we launch our high-speed network, users will be able to connect to our network through wireless modems attached to laptop computers or other portable electronic devices. In the future, we also expect that users will be able to connect to our network through personal computer card modems. Our high-speed network architecture consists of four basic elements:

     - compact, inexpensive network radios, called poletop radios, which we deploy on streetlights, utility poles and building rooftops in a geographical mesh pattern and which communicate with our users' laptop computers or other portable electronic devices through wireless modems;

     - wired access points, which we deploy on building rooftops or other locations, many of which also serve as the sites for existing cellular or other wireless base stations and which connect our poletop radios with one of our network interface facilities via high-speed dedicated wired connections;

     - network interface facilities, which aggregate traffic to and from all wired access points in a market and provide connections to the Internet and other networks; and

     - our network operations centers, which provide central management of our entire network.

     Our network utilizes a hardware and software platform based on spread spectrum, frequency-hopping, packet-switched digital radio technology. In a packet-switched network such as ours and the Internet, data are communicated in discrete units, called packets, rather than in a continuous stream. With frequency-hopping radios such as our poletop and wired access point radios, the radios communicate with each other on multiple frequencies, or channels. Each radio changes the channel on which it is communicating frequently in a pattern that is known to the surrounding radios but difficult to predict. This unpredictability results in a high level of security by making interception of data by unauthorized users difficult. It also provides high network reliability, because if a radio encounters interference on any given channel, it automatically switches to another channel. We will incorporate an optional encryption capability for users desiring an additional level of security.

     Poletop radios are the primary component of our hardware platform, and we deploy them in a geographically dispersed pattern referred to as "mesh" architecture. Our mesh network architecture and proprietary technology for routing data packets across the network enable us to move the data packets along a number of alternative paths, thus allowing packets to be routed around busy or non-functioning radios. We believe that our mesh architecture provides advantages over the more typical network topology, known as the star topology, in which all communications are required to pass through one or more central base stations, or hubs. In a star topology system, congestion and impaired signal communications resulting from weak signal strength must generally be addressed by installing another hub, typically a costly and time-consuming process. With our network, we can reduce system congestion and increase network coverage and capacity by installing one or more relatively inexpensive poletop or wired access point radios where needed.

     Upstream data transmitted from a user's wireless modem travels through one or more poletop radios wirelessly to a wired access point, from which the data is routed over high-speed dedicated wired connections to a network interface facility, where we connect our network directly to the Internet or another network, which in turn delivers the data packet to its destination. Downstream data travels to the user along a similar return route. We typically install our poletop radios at an average density of five radios per square mile and we generally install a wired access point approximately every 11.5 square miles. We have designed our network so that a data packet transmitted by a user typically requires no more than one or two transmissions, if any, from one poletop radio to another before reaching a wired access point. Each wired access point is connected by high-speed dedicated wired connections to one of our network interface facilities. Each network interface facility aggregates traffic to and from all wired access points in a market and connects to the Internet and other networks. Currently, we have agreements with UUNet, a subsidiary of MCI WorldCom, and others to support the exchange of traffic between our wired access points, our network interface facilities, the telecommunications infrastructure and corporate networks and the Internet.

     Our network architecture is graphically depicted in the following diagram.

                          [NETWORK ARCHITECTURE IMAGE]

     Our network's performance will be monitored and controlled by our network operations center located in Houston, Texas. We intend to open an additional network operations center in

Dallas, Texas in the first quarter of 2000. Even though we intend to have each of the two network operations centers monitor and control only fifty percent of our network, each center will have the capability to monitor and control our entire network.

     Our network will operate in the unlicensed 900 megahertz and 2.4 gigahertz frequency bands of spectrum. We also will operate in the 2.3 gigahertz frequency band pursuant to licenses purchased from the FCC in 1997. These licenses permit us to use the 2.3 gigahertz band in the Northeastern, Central and Western United States Regional Economic Areas, and in the St. Louis, Missouri, Portland, Oregon and Seattle, Washington Major Economic Areas. This licensed spectrum provides us with the ability to transmit at higher power in those regions and thus greater network coverage with fewer wired access points. In areas not covered by our licensed spectrum, we can achieve the same coverage results by deploying additional wired access points. We will use the 900 megahertz band primarily for transmissions to and from a user's modem to a poletop radio and from a poletop radio to a network radio or wired access point, and the 2.4 gigahertz band primarily for communication between network radios and between poletop radios and wired access points. Wired access points that use the 900 megahertz band and the 2.4 gigahertz band are referred to as industrial, scientific and medical band wired access points, called ISM WAPs. Wired access points that use the 2.3 gigahertz band are referred to as wireless communication service wired access points, or WCS WAPs. We intend to use the 2.3 gigahertz band only for downstream (toward the subscriber) traffic from wired access points to poletop radios and only where we have licenses to use 2.3 gigahertz spectrum and when we cannot route the downstream traffic to the user in one radio hop using the 2.4 gigahertz band. We do not currently intend to use the 2.3 gigahertz band for upstream traffic.

     Finally, we also provide a traditional dial-in service to enable users travelling outside our service areas to access their corporate networks or the Internet through standard telephone modems.

NETWORK DEPLOYMENT

     We plan to deploy our high-speed network in three phases. We have chosen to deploy our network in areas based on numerous criteria, including the number of laptop computers, population density, Internet usage and other factors. The planned deployment of our network is set forth in the table below. We may, however, modify our deployment plans based on our initial experience with our high-speed service or other factors, such as our relative success in obtaining agreements necessary to deploy our network.

                          RICOCHET NETWORK DEPLOYMENT

                                 PHASE I             PHASE II              PHASE III
                                 -------             --------              ---------
METROPOLITAN MARKETS......  Atlanta               Baltimore         15+ additional markets
                            Chicago               Boston            to be determined
                            Dallas/Fort Worth     Denver
                            Houston               Detroit
                            Los Angeles           Kansas City
                            New York City         Miami
                            Philadelphia          Minneapolis
                            Phoenix               St. Louis
                            San Diego             Salt Lake City
                            San Francisco
                            Seattle
                            Washington, D.C.
EXPECTED LAUNCH DATE......  Late Summer 2000      Early 2001        Summer 2001
CUMULATIVE COVERED
  POPULATION AFTER
  COMPLETION..............  62 million            80 million        100+ million

     The deployment process for our network involves:

     - obtaining agreements permitting us to deploy our poletop radios and wired access points, which include:

      -- agreements with municipalities, known as right-of-way use agreements, which grant us the right to enter and utilize a municipal right-of-way to deploy our poletop radios, the right to attach our poletop radios to municipally owned property, if any, in the public way and the right to attach our poletop radios to third-party owned property in the public way, such as utility property;

      -- pole attachment agreements with utility companies or municipalities governing the use of utility poles for the deployment of our poletop radios;

      -- supply agreements with utility companies governing the supply of electricity to our poletop radios; and

      -- lease agreements with the owners of buildings or radio towers governing the lease of space for the deployment of our wired access points;

     - designing the network configuration;

     - to the extent necessary, acquiring zoning and construction approvals to build or locate wired access points on radio towers or building rooftops; and

     - acquiring, installing and testing the network.

     Once we have obtained the necessary agreements and approvals, we expect to be able to install and test the network infrastructure in a market in two to three months. To date, we have obtained right-of-way approvals covering nearly 80% of the population included in the first phase of the deployment of our network.

     We install most of our poletop radios on street light arms or distribution poles owned by electric utilities, municipalities or other local government entities. In addition, we are required to enter into agreements with municipalities as owners of the rights-of-way in which street lights and distribution poles are located and supply agreements with providers of electricity to power our radios. Typically, the right-of-way agreements have terms of five to 10 years with three five-year renewal options. Many agreements require us to pay an annual right-of-way use fee, sometimes referred to as a franchise fee, to the municipality or other governmental agency that controls the right-of-way. Currently, these franchise fees typically average about 3% of the adjusted gross revenues collected from subscribers with billing addresses located in the municipality covered by the right-of-way agreement. The supply agreements typically have a term of 10 years and require us to pay an annual fee for electricity, which is determined by tariff, if appropriate, or by a private rate agreement and typically averages $25 for our poletop radios. In addition, we are typically required to pay an annual fee of $60 for the use of each street light or other pole to which a poletop radio has been directly attached.

     In the event we are unable to negotiate site agreements in a timely manner and on commercially reasonable terms or at all, we will seek to obtain sites to deploy radios on commercial buildings or similar structures. While deploying a large area in this manner could be significantly more expensive than installing radios on street lights, we did use this technique on a limited basis in connection with the deployment of our original service to reduce the delays experienced in the deployment process.

     We are sometimes required to obtain zoning approvals from local municipalities or other governmental entities to build or locate wired access points on radio towers or building rooftops. Zoning restrictions may impose limitations on the amount of electrical load on a rooftop, radio frequency emissions or aesthetic characteristics of our network radios. The zoning process and length of time involved in obtaining approval varies from city to city. We also must negotiate leases for our wired access points, which can take a substantial amount of time. The rate at which we are acquiring these leases has been slower and the cost has been higher than we anticipated. Consequently, we must commit more time, effort and capital resources to acquiring these leases in order to meet our deployment plans.

     We have entered into several agreements regarding the deployment of our network interface facilities. These agreements have been negotiated with private carriers housing large telecommunications facilities. These agreements typically have five-year terms.

     In October 1999, we entered into agreements with Wireless Facilities, Inc., General Dynamics Worldwide Telecommunications Systems and Whalen & Company to provide us with expertise and personnel to assist us with the deployment of our network. Wireless Facilities has agreed to assist us with radio frequency engineering related to the physical deployment of the wired access point components of our network. All three companies will be responsible for many of the tasks involved in the deployment of our network wired access points, including assisting us with acquiring sites for our wired access points, obtaining necessary zoning approvals, network architectural and engineering management, construction management and the installation of wired access point services.

     Our aggressive deployment schedule is critical to the success of our business and involves a number of risks. See "Risk Factors -- We must deploy our high-speed network in a limited time in order to compete effectively," "-- We depend substantially on third parties to deploy our high-speed network on a timely and cost-effective basis," "-- We depend on third parties to develop, assemble and manufacture the modems through which our users access our service" and "-- One of our manufacturers is experiencing shortages in the supply of components for our poletop and network radios and our other manufacturers may experience shortages of supply of components for our modems or other products, which could involve substantial cost and delay and reduce availability of our service."

MARKETING, SALES AND CUSTOMER SUPPORT

     Unless we sign new channel partners by the time we launch our new high-speed service, expected during the late summer of 2000, our service will be available exclusively through our channel partner, MCI WorldCom. MCI WorldCom will market and sell subscriptions to our service and will bill and provide the initial level of customer support for users. We intend to capitalize on the distribution strength, customer support expertise and experience of MCI WorldCom and any other channel partners we may have in selling multiple services, such as long-distance, mobile voice or Internet services, to organizations and individuals. We do not plan to sell subscriptions or provide customer support directly to users. Instead, we will sell subscriptions to, and receive payment from, channel partners on a wholesale basis at flat monthly rates.

     Under our agreement with MCI WorldCom, MCI WorldCom has agreed to pay us a per-subscriber fee, subject to an agreed minimum revenue level of at least $388 million over the five years following the launch of our service, assuming that we deploy our network on a timely basis and meet quality-of-service and network performance standards. However, in the event that, in any agreement year, MCI WorldCom's sales efforts result in fewer subscribers than MCI WorldCom has agreed contractually to provide, but subscribers provided by MCI WorldCom and its authorized resellers nevertheless represent more than a threshold percentage of our total users, then MCI WorldCom will pay us only the greater of a per-subscriber rate for each of its users or the subscription fees we receive from all of our other channel partners, which could be substantially less than the minimum revenues we currently expect from MCI WorldCom. Accordingly, our ability to achieve the minimum revenue levels we expect from our agreement with MCI WorldCom may depend on our ability to enter into channel agreements with one or more large channel partners that can successfully sell subscriptions to our service so that subscribers provided by MCI WorldCom and its resellers represent less than the threshold percentage of our total users. Further, if our deployment schedule is delayed or if we fail to meet deployment schedule deadlines or fail to comply with quality-of-service standards relating to data transmission performance, network availability, coverage and latency, ease of use and size of modems, all as specified in our agreement, MCI WorldCom may delay or reduce its minimum payments to us or, in the case of a deployment delay in excess of 12 months, may terminate the contract. If we fail to correct any deficiency for sustained periods of time, MCI WorldCom may suspend its obligations to us under the agreement or terminate the agreement. Additionally, under this agreement, we have the right, at our expense, to co-brand our service with MCI WorldCom. With our consent, MCI WorldCom has agreed to display the Ricochet name and logo in all of the promotional and other materials it will use to offer our service to subscribers and to provide us with a six-month rolling forecast of projected new subscribers. In addition, we have agreed to provide sales support to MCI WorldCom's direct sales team. This agreement also contains a "most favored nation" clause, which assures MCI WorldCom no less favorable terms than we grant any other channel partner. The agreement also precludes us and any other channel partners that we may have from marketing our service to three specified entities with which MCI WorldCom may enter into reselling arrangements. Our agreement with MCI WorldCom can be canceled by either party upon 30 days written notice in the event the other party has failed to fulfill its material obligations under the agreement. MCI WorldCom and its affiliates are not prevented under the agreement from supporting competing technologies.

     We anticipate entering into other non-exclusive agreements containing similar terms with other channel partners, focusing on organizations that have demonstrated skills and experience selling products and services to businesses and consumers in our target market. We are currently in discussions with a number of potential channel partners and are seeking to establish relationships with additional channel partners during the second quarter of 2000. Our ability to achieve commercial success will depend upon the ability of our channel partners to sell subscriptions effectively and to support the users of our service.

     When we launch our high-speed service, we intend to rely on our channel partners to provide all first level customer support to the users of our service. This level of support requires our channel partners to receive and attempt to fulfill a subscriber's request for customer support. Typically, the provider of this level of customer support would handle all non-network related questions, such as those regarding features of our service, installation or formatting, how the service works or billing questions. We intend to provide all second and third level customer support to the users of our service. Second level customer support would include responding to network-related questions, directed to us by our channel partners' customer support personnel, not by the subscriber directly. Third level customer support would include repairing or modifying our network in response to customer problems. We intend to provide this second and third level support 24 hours a day, seven days a week.

     In addition to promoting the Ricochet brand through co-branding arrangements with our channel partners, we intend to aggressively promote the Ricochet brand independently. We have recently developed a new Ricochet logo, which appears on the cover of this prospectus supplement, and brand identity focusing on the mobile benefits of our high-speed service, with the objective of making the Ricochet brand synonymous with speed, reliability and security. We have hired an advertising firm and plan to conduct market tests in the second quarter of 2000 and begin an aggressive marketing campaign in the third quarter of 2000. We intend to engage in corporate promotional activity, including advertising in traditional media and on the Internet, designed to increase consumer awareness of the Ricochet brand and our service. We plan to spend more than $50 million on sales and marketing efforts in 2000 and substantially more in 2001.

     Although we substantially curtailed our marketing and sales activities with respect to our current Ricochet service, that service continues to be available directly to subscribers through our web site, inbound telesales and one reseller. We provide customer support to the approximately 30,000 current Ricochet subscribers Monday through Saturday through an inbound toll-free customer service line. When we have launched our high-speed service in metropolitan markets in which these subscribers are located, we plan to sell these subscriptions to one or more of our channel partners.

COMPETITION

     We face intense competition in the market for mobile wireless data access services targeted at users of laptop computers and other portable electronic devices. The mobile wireless data access market has received increased attention in recent years, and a number of companies have developed or are developing mobile wireless data access services and products using competing technologies. In addition, a large number of companies in diverse industries are expected to enter the market in the future. We believe the principal factors on which companies compete in this market are effective data transmission rate, reliability, network coverage, ease of use and price. Except for our currently limited network coverage, we believe our existing Ricochet service compares favorably to available alternatives with respect to these competitive factors. We believe our high-speed service will compare favorably to available alternatives with respect to all of these competitive factors when our network has been deployed in sufficient metropolitan markets to cover a cumulative population of at least 100 million, as contemplated by our current deployment plan. However, the pace of innovation in the wireless communications industry is rapid, and we cannot be sure that our service will achieve or maintain competitiveness with available alternatives in the future.

     Our current and anticipated future competitors can be categorized based on the types of communications networks they use to transmit data. These networks include: terrestrial networks that are dedicated to data communications; terrestrial networks designed for cellular telephone service or personal communications services, or PCS; satellite communications networks; and traditional communications networks using wired fixed-point access, as well as future enhancements of other wireless technologies.

     SERVICES UTILIZING DEDICATED DATA COMMUNICATIONS NETWORKS. Two companies currently offer their subscribers general mobile data access services like ours utilizing terrestrial networks dedicated to data communications that have been operating for many years and are broadly deployed in major metropolitan markets. BellSouth Wireless Data LP offers a service utilizing a network formerly operated under the name RAM Mobile Data, and American Mobile Satellite Corporation offers a service utilizing the ARDIS network originally deployed by International Business Machines Corp. and Motorola, Inc. In addition to these general services, 3Com Corporation in 1999 began offering mobile data access services to users of its Palm VII personal digital assistant utilizing the RAM network. Further, two-way paging companies have begun to offer limited information access services, such as headline news and stock quotes. Based on published reports, we believe the effective data transmission rates available to customers of these services are limited to approximately eight kilobits per second. This limitation constrains the ability of users of these services to engage in relatively data-intensive applications, such as web browsing, file transfers and exchanging e-mail involving graphical or other large attachments. For example, web access for users of the Palm VII product is limited to those web sites that support the "web clipping" software application provided with the Palm VII device. This application permits a Palm VII user to download selected portions of the information available on participating Web sites but does not permit full access to the participating sites or any access to non-participating sites.

     We believe our high-speed service will be complementary to relatively low-speed services, such as those utilizing the RAM and ARDIS networks, and that many users of wireless data access services will find it valuable to have access to both types of service. Lower-speed services are ideally suited for providing rapid access to limited amounts of data, such as stock quotes or driving directions, while a higher-speed service such as Ricochet is required for effective access to larger amounts of data, such as full web browsing or transmitting e-mail with attachments.

     SERVICES UTILIZING CELLULAR TELEPHONE AND PCS NETWORKS. Many telecommunications companies that operate terrestrial networks designed to provide cellular telephone or PCS services are offering or have announced plans to offer their customers data communications services utilizing those networks. Subscribers to these services can transmit and receive data using a variety of electronic devices, including conventional mobile telephones functioning as modems and connected to laptop computers or other portable electronic devices, as well as newer mobile telephones with built-in Internet browsing capabilities. These services are or will be based on a number of different communications technologies that vary by network, including cellular digital packet data, or CDPD; code division multiple access, or CDMA; time division multiple access, or TDMA; and global standard mobile, or GSM.

     Cellular telephone and PCS networks have the advantage of being widely deployed in major metropolitan markets and elsewhere, which enables network operators to offer services that are widely available geographically. To date, however, based on published reports, we believe the effective data transmission rates available to customers of these services have been limited to an average data transmission rate approximately 10 kilobits per second. For this reason, these services are subject to the same limitations as the services based on existing dedicated data communications networks. In addition, the providers of cellular telephone and PCS services have available only a finite amount of licensed radio spectrum and must allocate this spectrum among the various voice and data communications services they elect to make available to their subscribers. The amount of spectrum these service providers will allocate to data communications services is uncertain.

     SERVICES UTILIZING SATELLITE COMMUNICATIONS NETWORKS. Many companies offer one-way and two-way paging or other data communications services utilizing satellite communications networks alone or in conjunction with terrestrial networks. In addition, Iridium LLC in 1998 began offering voice and paging services on a global basis utilizing its proprietary network of low earth orbiting, or LEO, satellites. Based on published reports, we believe the average data transmission rates offered by these systems are five kilobits per second or less. Due to the power and other requirements associated with transmitting data from the earth to an orbiting satellite and the difficulty of transmitting data directly between a satellite and a user working with a small, mobile device inside a building, we believe it will not be practicable in the foreseeable future for satellite system operators to offer commercial two-way mobile data access service at a competitive price.

     SERVICES UTILIZING WIRED FIXED-POINT ACCESS. Although not providing wireless mobility, wired fixed-point access to traditional communications networks offers virtually universal geographic coverage and very high potential data transmission rates. For example, commonly available "56k" wired modems that can be used to access the Internet through the public telephone network offer users average effective downstream data transmission rates of up to approximately 40 kilobits per second. In recent years, fixed-point network connections have been made available at an increasing number of locations frequented by visitors using laptop computers or other portable electronic devices. These locations include airports and other transportation hubs, hotels, business office conference rooms, government buildings, and eating and other retail establishments. If this trend toward increasing availability of fixed-point access to traditional communications networks continues, the mobility offered by wireless services such as ours could become less important to users, which would negatively affect our business. This could be true at current effective data transmission rates and would be particularly true if the effective data transmission rates available through fixed-point connections were to increase significantly. This could happen if, for example, it became easy for users at a wide range of commonly-visited locations to gain access to and communicate using services based on digital subscriber line, or DSL, technology. DSL technology enables service providers to offer users effective data transmission rates of 384 kilobits per second and higher.

     FUTURE ENHANCEMENT OF OTHER WIRELESS TECHNOLOGIES. In addition to Metricom, many other companies are aggressively seeking to develop or enhance the capabilities of their wireless communications technologies with the objective of providing increasingly high-speed wireless data access services. For example, it is widely believed that over the next several years there will be a worldwide evolution of cellular telephone and PCS networks -- whether currently based on GSM, TDMA or CDMA technology -- toward "third generation," or 3G, technologies. These 3G networks, utilizing approaches known as wideband CDMA, or WCDMA, and CDMA2000-3xRTT, are predicted to allow theoretical peak data transmission rates of 384 kilobits per second and average data transmission rates of 128 kilobits per second in many mobile applications and up to 2 megabits per second in some other applications in limited areas. We believe the commercialization of some of these emerging technologies will require access to radio spectrum that has not been allocated to date by the FCC.

     Prior to deployment of 3G network infrastructure, many networks are anticipated to evolve through intermediate stages involving escalating data transmission rates, including approaches known as high-speed circuit switched data, or HSCSD; general packet radio service, or GPRS; enhanced data rates for GSM evolution, or EDGE; and CDMA2000-1xRTT. In addition, QUALCOMM Incorporated, which developed CDMA technology that is widely used in existing cellular telephone and PCS networks, has developed a CDMA variant known as high data rate, or HDR, which it claims will provide effective data transmission rates comparable to 3G networks and will be commercially deployed as early as 2001. HDR requires the carrier to dedicate a separate channel to data transmission, which could require the carrier to carry fewer voice channels.

     Based on published information about the way multiple users are expected to share the available data and voice communications capacity of networks based on these technologies, we believe our technology is better designed to provide users with high effective data transmission rates in typical mobile data access applications at a lower cost per bit delivered. Further, we are pursuing various improvements in our data transmission speeds in an attempt to retain our current speed advantages.

     In addition to services based on terrestrial networks, Teledesic LLC has announced plans to offer, beginning in 2004, a very high-speed wireless "Internet-in-the-sky" service utilizing a proprietary network of LEO satellites. However, Teledesic has stated that handheld mobile service will not be available with this network. Moreover, Teledesic's laptop-sized terminals with large antennae, although transportable, are fixed-point devices that are unlikely to provide service inside buildings. For that reason, we do not believe the Teledesic service is intended to meet the wireless data access needs of mobile professionals.

     If network equipment based on 3G or other technologies were to succeed in cost-effectively providing users with higher effective data transmission rates than those available with our service or if Teledesic or others were to provide a satellite-based service with increased mobility or higher speeds, our business could be seriously harmed. Many of our present and future competitors have greater financial, marketing, technical and management resources than we have, and it is possible that our competitors will succeed in developing new technologies, products and services that achieve broader market acceptance or that render our high-speed service noncompetitive. Information on third-party systems under development that we have described in this prospectus supplement is based on available information and may be incomplete or inaccurate and is subject to change.

RESEARCH AND DEVELOPMENT

     We intend to maintain a technology leadership position by continuing to invest heavily in research and development of our networking products to reduce the cost of our system components, to increase speed and performance of our services, to develop additional applications for our services and to continue to improve and upgrade our network and service to meet the emerging demands for mobile data access services. As of December 31, 1999, we had 60 design and radio frequency engineers, with 56 of those engineers in research and development and four in operations. Because the markets in which we participate and intend to participate are characterized by rapid technological change, we expect that for the foreseeable future, we will be required to make significant investments of resources in research and development. See "Risk Factors -- We operate in an industry with rapidly changing technology, and our success will depend on our ability to develop products and services that keep pace with technological advancements."

MANUFACTURING

     We currently outsource all manufacturing of our subscriber modems and network components. The proprietary external modem that our current Ricochet subscribers use is manufactured by Alps Electric (USA), Inc. We have entered into a two-year agreement with Alps to custom manufacture external modems to be used in our high-speed service. We have committed to Alps to purchase a minimum of 47,700 units in 2000. The agreement provides for a four-month lead-time for the delivery of modems. We anticipate receiving the first delivery of modems under this agreement in the second quarter of 2000. We have recently entered into two-year agreements with NatSteel Electronics, Ltd. and Marconi Communications for the purchase of additional modems. We also are in discussions with another company to manufacture and supply external modems to us.

     We intend to develop a low-cost personal computer card modem for use with our high-speed service. We have recently entered into two-year agreements with Sierra Wireless and Novatel to custom develop and manufacture personal computer card modems for our high-speed service. We have committed to purchase a minimum of 150,000 units in the first year of deliveries and to reimburse these suppliers for a portion of their development costs. We anticipate receiving the first delivery of modems under these agreements by early 2001. Further, under these agreements, we have agreed to license to Sierra Wireless and Novatel our technology to build other modems or devices. We will receive royalty payments for any devices incorporating our technology that Sierra Wireless and Novatel sell to third parties.

     Our agreement with Alps provides for the manufacture of the quantity of modems we forecast that we will require through approximately the first three months following commercial launch of our high-speed service. We will need to arrange for additional modems to meet forecast demand for subsequent periods. If we cannot secure arrangements for the manufacture of additional modems beyond the initial period, users would be unable to subscribe to our service, which would harm our business. If any of our modem suppliers were to experience financial, operational, production or quality assurance difficulties, allocate resources to others in lieu of us or experience a catastrophic event that results in a reduction or interruption in supply of modems, our business would be impaired. In addition, if our channel partner sells more subscriptions than we anticipate or if we decide to accelerate deployment of our high-speed network, presently anticipated modem supplies may prove inadequate. If any of the foregoing events occurs, we cannot assure you that we will be able to obtain the modems we require from alternate suppliers at favorable prices, or at all.

     In July 1999, we entered into a two-year agreement with Sanmina Corporation to custom manufacture the poletop radios and network radios installed at our wired access points. Sanmina made the first delivery of radios under this agreement in November 1999. We will require more than 130,000 poletop radios to complete all three phases of our network deployment as planned. In January 2000, we reported that we have been affected by industry-wide component shortages, causing delays to production of these radios. See "Risk Factors -- One of our manufacturers is experiencing shortages of supply of components for our poletop and network radios and our other manufacturers may experience shortages of supply of components for our modems or other products, which could involve substantial cost and delay and reduce availability of our service."

     If we are to become profitable, our products and components must continue to be manufactured in large commercial quantities at competitive cost and quality. As a result, we will be required to achieve significant product and component cost reductions. We are currently working with several companies to develop efficient, low-cost personal computer card modems, as well as smaller, lower cost external modems. If we are unable to develop these modems at a low cost, we may be unable to achieve the cost structure we anticipate in our business plan. Even if we achieve low-cost production, we must have adequate lead times and production capacity to meet user demand for our service if we are to increase revenues and achieve profitability. If we do not achieve product and component cost reductions, our competitive position and our ability to achieve profitability could be impaired.

     Some of the component parts that our manufacturers use in our products, including our modems and poletop and network radios, are available only from sole or limited source vendors. Our manufacturers' reliance on these sole or limited source vendors involves risks, including the possibility of a shortage of key component parts and reduced control over delivery schedules, manufacturing capability, quality and costs. In addition, some key component parts require long delivery times. We have in the past experienced, and are currently experiencing, delays because key component parts have been unavailable from suppliers. If we were unable to obtain components, we may need to reconfigure our modems or radios, which could involve substantial cost and delay and reduce availability of our modems or radios necessary for the deployment of our network. This could delay our deployment, which would reduce the availability of our service to users.

PATENTS, PROPRIETARY RIGHTS AND LICENSES

     We rely on a combination of patent, copyright, trademark and trade secret protection laws and non-disclosure agreements to establish and protect our proprietary rights. We have been issued

28 patents in the U.S., and patents corresponding to some of our domestic patents have been granted in five foreign countries. Further patents are pending in the U.S. and foreign countries. Our patents expire in various years ranging from 2009 to 2016. We cannot assure you that patents will issue from any pending applications or, if patents do issue, that claims allowed will be sufficiently broad to protect our technology. We also own 16 U.S. trademark registrations and have registered trademarks in at least 20 foreign countries. Any of our current or future patents or trademarks may be challenged, invalidated, circumvented or rendered unenforceable, and the rights granted under the patents and trademarks may not provide significant proprietary protection or commercial advantage to us. Moreover, our patents may not preclude competitors from developing equivalent or superior products and technology.

     We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. Others may independently develop equivalent proprietary information or otherwise gain access to or disclose our information. It is our policy to require our employees, some contractors, consultants, directors and parties to collaborative agreements to execute confidentiality agreements upon the commencement of such relationships with us. However, we cannot assure you that these agreements will provide meaningful protection of our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. In addition, our trade secrets could otherwise become known or be independently discovered by our competitors.

     Our commercial success may also depend in part on our not infringing the proprietary rights of others or not breaching technology licenses that cover technology we use in our products. Third-party patents may require us to develop alternative technology or to alter our products or processes, obtain licenses or cease some of our activities. If any such licenses are required, we may be unable to obtain these licenses on commercially favorable terms, if at all. Our inability to obtain licenses to any technology that we may require to effectively deploy or market our products and services could have an adverse effect on our business. We may have to resort to potentially costly litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights.

GOVERNMENT REGULATION OF COMMUNICATIONS ACTIVITIES

     FEDERAL REGULATION. Many aspects of the telecommunications industry are subject to various regulations at the federal, state and local levels. This regulatory environment, which is subject to constant change, directly affects the breadth and quality of services we are able to offer, as well as the rates for, and terms and conditions of, those services. Any of the regulatory entities that have jurisdiction over our business may adopt regulations or take other actions as a result of its own regulatory process or as directed by legislation, the courts or executive directive, which could have an adverse affect on our business.

     The FCC regulates non-governmental use of the electromagnetic spectrum in the U.S., including the license-free frequency bands currently used by our radio products and the licensed bands on which we are proposing commercial operations in the near future. Operations are subject to specific FCC rules for particular services. Part 15 of the FCC's rules governs operations in license-free frequency bands, so-called because transmitters may be operated in these bands without a license. The rules require that only FCC-approved equipment may be operated. We also have licenses for, and will operate in, a licensed band, the Wireless Communications Service, or WCS, governed by Part 27 of the FCC's rules. FCC-approved equipment is also necessary for operation in this frequency band. We design our products to conform with, and be approved under, applicable FCC rules. We cannot assure you that we will be able to secure the necessary FCC approvals for the equipment that we intend to deploy in 2000 and thereafter. The need to obtain these approvals could result in delays or additional costs.

     In the license-free frequency bands, there are also various other uses by industrial, scientific and medical equipment, the U.S. government, amateur radio services and other licensed services. These other uses are governed by different rule provisions, and they have priority over the license-free operation of our products. Under applicable FCC rules, our products must not cause harmful interference to any authorized equipment operating in the band, and must accept interference from all authorized equipment operating in the band. If we are unable to eliminate harmful interference caused by our products through technical or other means or if interference to our service caused by others causes the performance of our service to be unattractive to users, we or our users could be required to cease operations in the band in the affected locations. Additionally, while we design our equipment to operate in the presence of other users, in the event the license-free bands become unacceptably crowded, our business could be adversely affected.

     We intend to operate in the WCS frequency band pursuant to licenses we purchased at an FCC spectrum auction. These licenses authorize the provision of service only in the Northeastern, Central and Western United States Regional Economic Areas, and in the St. Louis, Missouri, Portland Oregon and Seattle, Washington Major Economic Areas. While we believe we can obtain authority to operate WCS facilities in additional geographic areas, we cannot assure you that we will obtain such authorization. The WCS licenses have certain conditions associated with them. For example, we are required to provide protection for users of Wireless Cable and Instructional Television Fixed services in areas where we are providing WCS. While we believe we can provide the requisite protection, we cannot assure you that we can provide this protection in a technically or economically feasible manner. In addition, the WCS licenses, like all FCC licenses, are subject to subsequent Acts of Congress and international treaties and agreements to which the U.S. is a signatory. There are currently negotiations underway between the U.S. and Mexico concerning the use of WCS spectrum by Mexico to provide a satellite service for Mexican citizens. If Mexico provides this satellite service, certain areas in the U.S. where we hold WCS licenses could receive harmful interference from the satellite signal. While we will attempt to mitigate harmful interference to our WCS operations, the operation of our WCS facilities at particular locations could be adversely affected by Mexican satellite operations, which could have an adverse effect on our business, financial condition or operating results.

     On an ongoing basis, the FCC proposes and issues new policies, rules and amendments to existing rules that affect our business. We closely monitor the FCC's activities and, when appropriate, actively participate in policy and rulemaking proceedings. We are currently monitoring and participating in selected proceedings at the FCC that could potentially have an adverse impact on our business. For example, the FCC has issued a Notice of Proposed Rulemaking encouraging the further use of radio frequency lighting devices in one of the license-free frequency bands. While these industrial, scientific and medical devices would be accorded a higher priority than our use of the band, we have argued that the FCC must limit the high-powered emissions from radio frequency lighting devices in the band so that these devices and license-free devices can co-exist in the band as intended by the FCC.

     Changes in the regulations affecting our operations by the FCC, including changes in the allocation or availability of frequency spectrum, could require or prompt us to move to another of the license-free bands or to obtain the right to operate in additional licensed spectrum. Redesigning products to operate in other frequency bands could be expensive and time consuming, and we cannot assure you that redesign would result in commercially viable products. In addition, we cannot assure you that, if needed, we could obtain appropriate licensed or unlicensed spectrum on commercially acceptable terms, if at all.

     STATE AND LOCAL REGULATION. We often require the siting of our network radios and wired access points on public rights-of-way and other public property. Due to state and local right-of-way, zoning and franchising issues, we are not always able to place our radios in the most desirable locations, on an optimal schedule or in the most cost-effective manner. It is possible that state and local processes associated with radio location will harm our business.

     As a result of amendments to the Communications Act of 1934, some states may attempt to regulate us with respect to the terms and conditions of service offerings. While we believe that state regulations, if any, will be minimal, these regulations, if enacted, could harm our business.

EMPLOYEES

     As of December 31, 1999, we employed approximately 438 people, all of whom were based in the U.S. Of our employees, 208 were in network operations and deployment and network real estate and customer support, 70 were in research and development, 74 were in administration, 42 were in sales and marketing and 44 were in manufacturing. The number of employees included in research and development reflects a combination of engineers, technicians and designers. We are highly dependent on some members of our management and engineering staff, the loss of the services of one or more of whom may impede the achievement of our development, deployment and commercialization of our products and services. With the exception of our chief executive officer, none of these individuals has an employment contract with us. None of our employees is represented by a labor union. We have not experienced any work stoppage and consider our relations with our employees to be good.

LITIGATION

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding our executive officers and directors as of December 31, 1999.

                 NAME                    AGE                        POSITION
                 ----                    ---                        --------
Timothy A. Dreisbach...................  50     President, Chief Executive Officer and Director
Lee M. Gopadze.........................  52     Senior Vice President of Field Operations
Dale W. Marquart.......................  40     General Counsel, Senior Vice President of
                                                Administration and Secretary
Robert W. Mott.........................  39     Senior Vice President of Engineering
Robert H. Schellman....................  49     Senior Vice President of Network Operations and
                                                Services
James E. Wall..........................  52     Chief Financial Officer
John G. Wernke.........................  41     Senior Vice President of Sales and Marketing
Robert S. Cline(1).....................  62     Director
Ralph Derrickson.......................  41     Director
Robert P. Dilworth.....................  58     Director
Justin L. Jaschke(2)...................  41     Director
David M. Moore(1)......................  45     Director
William D. Savoy(2)....................  35     Director

-------------------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Timothy A. Dreisbach has served as our President and Chief Executive Officer and one of our directors since May 1998. From January 1997 through January 1998, Mr. Dreisbach served as President and Chief Executive Officer of Premenos Technology Corporation, an electronic commerce software company that merged with Harbinger Corp. in December 1997. From April 1992 to December 1996, Mr. Dreisbach served as Senior Vice President, North American Sales and Service, for Boole & Babbage Inc., an enterprise management software company.

     Lee M. Gopadze has served as our Senior Vice President of Field Operations since September 1998, and our Vice President of Right of Way from April 1998 to September 1998. Mr. Gopadze served as our Vice President of Marketing and President of Ricochet LA from February 1997 to April 1998. Prior to joining us, Mr. Gopadze was the Chief Operating Officer and Executive Vice President of The National Dispatch Center, Inc., a provider of multilingual operator dispatch services, one-number services and wireless information services, from April 1994 to October 1996.

     Dale W. Marquart has served as our General Counsel, Senior Vice President of Administration and Secretary since June 1998. Prior to joining us, he served as General Counsel and Vice President of International Sales at Premenos Technology Corporation, an electronic commerce software company from June 1997 to June 1998. Previously, Mr. Marquart served as the Senior Director of Business Development and Field Operations at Boole & Babbage, an enterprise management software company, from April 1993 to June 1997.

     Robert W. Mott has served as our Senior Vice President of Engineering from August 1998 until December 1998, when he became Senior Vice President of Engineering and Manufacturing. Prior to joining us, he was the Vice President of Engineering for CSI ZeitNet, a subsidiary of Cabletron Systems, a network equipment company, from February 1997 to August 1998. Previously, Mr. Mott was a Manager with Pittiglio Rabin Todd & McGrath, a technology consulting company, from January 1996 to February 1997 and from April 1992 to March 1995; and Vice President of Engineering of KENETECH Windpower, a utility-grade wind turbine company, from April 1995 to January 1996. Mr. Mott has also held positions with KPMG Consulting, Booz-Allen & Hamilton, Inc. Consulting, as well as Hughes Aircraft Company.

     Robert H. Schellman has served as our Senior Vice President of Network Operations and Services since July 1999. Prior to joining us, Mr. Schellman was a Vice President of Operations of Telocity, Inc., a company that provides DSL and high-speed Internet services, from August 1998 to July 1999. Previously, Mr. Schellman was a Director for UUNET/MCI WorldCom, a telecommunications company, from May 1996 to July 1998; a Division Chief for the Department of the Army from September 1994 to May 1996; General Manager of Sandwell, Inc.'s DATAP Systems Division, a software and systems integration company, from September 1987 to August 1994; a Senior Manager at Sprint Corp. from May 1984 to September 1987; and a Manager at MCI Telecommunications from August 1981 to May 1984.

     James E. Wall has served as our Chief Financial Officer since August 1999. Prior to joining us, Mr. Wall served as Treasurer and Controller for AirTouch Communications, a multinational wireless telecommunications company, from September 1995 to August 1999. Previously, Mr. Wall served as Corporate Vice President and Treasurer for ICN Pharmaceuticals, Inc., a multinational pharmaceutical research, manufacturing and marketing company, from June 1994 to June 1995, and held senior executive positions for Ultramar Corporation, a multinational petroleum exploration, production, refining, marketing and shipping company, including Chief Financial Officer for Ultramar PLC Group international exploration and production subsidiaries and Vice President and Treasurer for Ultramar Corporation, from September 1976 to August 1993. Mr. Wall began his career with the Internal Revenue Service and is also a certified public accountant in the State of California.

     John G. Wernke has served as our Senior Vice President of Sales and Marketing since August 1998. Prior to joining us, Mr. Wernke was the Vice President of Enterprise Product Marketing for Harbinger Corporation, a business-to-business electronic commerce company, from March 1997 to August 1998. Previously, Mr. Wernke served as a Product Marketing Manager for OpenVision Technologies, Inc., a supplier of client/server systems management solutions, from September 1993 to March 1997.

     Robert S. Cline has served as one of our directors since January 1994. He currently serves as Chairman and Chief Executive Officer of Airborne Freight Corp., an air express company. Mr. Cline has been employed by Airborne Freight Corp. since 1968. In addition to Airborne Freight Corp., Mr. Cline is also a director of SAFECO Corp. and Esterline Technologies Corp.

     Ralph Derrickson has served as one of our directors since April 1998. Mr. Derrickson has been a partner of Watershed Capital, LLC, a private equity investment firm, since September 1998. Previously, Mr. Derrickson was employed at Vulcan Northwest Inc., a venture capital firm affiliated with Vulcan Ventures Incorporated, our largest stockholder, from December 1996 to September 1998; a Vice President of Product Development at Starwave Corporation, an internet technology company and creator and producer of online sports, news and entertainment services, from June 1993 to December 1996; and has held engineering and management positions with NeXT Computer, Sun Microsystems and Digital Research, Inc.

     Robert P. Dilworth has served as one of our directors since August 1987 and as our Chairman of the Board since March 1997. Since September 1999, Mr. Dilworth has been an independent consultant. From May 1998 through September 1999, Mr. Dilworth served as an Executive Vice President and a director of VLSI Technology, Inc., a semi-conductor manufacturer. Mr. Dilworth also served as our President from September 1987 to March 1997 and as our Chief Executive Officer from August 1987 to May 1998. Prior to joining us, he served as President of Zenith Data Systems Corp., a microcomputer manufacturer and a wholly owned subsidiary of Zenith Electronics Corp., from May 1985 to November 1987. Mr. Dilworth is also a director of GraphOn Corporation and eOn Communications Corporation.

     Justin L. Jaschke has served as one of our directors since June 1996. Mr. Jaschke has served as Chief Executive Officer and a Director of Verio Inc, an Internet service provider, since April 1996. Prior to forming Verio, Mr. Jaschke served as Chief Operating Officer of Nextel Communications, a telecommunications company, following its merger in July 1995 with OneComm Corporation, a telecommunications company, from July 1995 to March 1996. From April 1993 to July 1995, he served as OneComm's president and a member of its Board of Directors. From May 1990 to April 1993, he served as President and Chief Executive Officer of Bay Area Cellular Telephone Company, a provider of cellular service in the San Francisco Bay Area and, from November 1987 to May 1990, as Vice President of Corporate Development for PacTel Cellular, a telecommunications company. Mr. Jaschke is also a director of Verio and Dobson Communications.

     David M. Moore has served as one of our directors since January 1999. Mr. Moore has served as Business Development Director of Vulcan Northwest, Inc., a venture capital firm affiliated with Vulcan Ventures Incorporated, our largest stockholder, since November 1998. Prior to joining Vulcan Northwest, Mr. Moore served as President of Paralex Corporation, a provider of technical due diligence and consulting services, from October 1997 to November 1998; Director of Development for Microsoft Corporation from June 1996 to October 1997; Director of Development for the Worldwide Product Group of Microsoft Corporation from September 1988 to June 1996. Mr. Moore is also a director of BSQUARE Corporation.

     William D. Savoy has served as one of our directors since January 1998. Mr. Savoy has served as President of Vulcan Northwest, Inc. since November 1990 and Vice President and a director of Vulcan Ventures Incorporated since November 1990. Mr. Savoy is a director of Charter Communications, Inc., CNET, Inc., Go2Net, Inc., Harbinger Corporation, High Speed Access Corp., Telescan, Inc., Ticketmaster Online-City Search, Inc., USA Networks, Inc. and Value America.

                             EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

     Each of our non-employee directors receives an annual retainer of $6,000 and a per meeting fee of $1,000 (plus $250 for each committee meeting attended by committee members). In the fiscal year ended December 31, 1999, the total compensation paid to non-employee directors was $41,500. Members of the Board of Directors are also eligible for reimbursement for their expenses incurred in connection with attendance at Board of Directors and committee meetings in accordance with our policy.

     Each of our non-employee directors also receives stock option grants under the 1993 Non-Employee Directors' Stock Option Plan. Only our non-employee directors or an affiliate of such directors (as defined in the Internal Revenue Code of 1986, as amended) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by us not to qualify as incentive stock options under the Internal Revenue Code.

     Option grants under the Directors' Plan are non-discretionary. On January 1 of each year (or the next business day should that date be a legal holiday), each member of our Board of Directors who is not an employee, is automatically granted under the Directors' Plan, without further action by us, our Board of Directors or our stockholders, an option to purchase 7,000 shares of our common stock. No other options may be granted at any time under the Directors' Plan. The exercise price of options granted under the Directors' Plan is 100% of the fair market value of the common stock subject to the option on the date of the option grant. Options granted under the Directors' Plan may not be exercised until the date upon which the optionee has provided one year of continuous service as a non-employee director following the date of grant of option. At that time, the option will become exercisable as to one-third of the option shares and one-third of the option shares will become exercisable each year thereafter in accordance with its terms. The term of options granted under the Directors' Plan is 10 years. In the event of our merger with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving us, the vesting of each option will accelerate and the option will terminate if not exercised prior to the consummation of the transaction.

     During the last fiscal year, we granted options covering 7,000 shares to each of Messrs. Cline, Derrickson, Jaschke, Moore and Savoy, at exercise prices of $4.878 per share, except for the option granted to Mr. Moore, which had an exercise price of $6.00 per share. The exercise prices were also the respective fair market values of our common stock on the date of grant, based on the closing sale price reported on the Nasdaq National Market. During 1999, Mr. Derrickson exercised an option under the Directors' Plan for 2,333 shares. Upon sale of the shares, Mr. Derrickson realized proceeds of $39,150. During 1999, Mr. Cline exercised options under the Directors' Plan for an aggregate of 5,000 shares. Upon sale of the shares, Mr. Cline realized proceeds of $159,124.

     Directors who are our employees do not receive separate compensation for their service as directors.

SUMMARY OF COMPENSATION

     The following table shows for the years ended December 31, 1999, 1998 and 1997 compensation awarded or paid to, or earned by, our chief executive officer, chief financial officer and the five other most highly compensated executive officers other than the chief executive officer and chief financial officer, referred to as the "Named Executive Officers":

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                  COMPENSATION
                                                                ----------------
                                                                     AWARDS
                                                                ----------------
                                         ANNUAL COMPENSATION    SHARES OF COMMON
                                         --------------------   STOCK UNDERLYING      ALL OTHER
 NAME AND PRINCIPAL POSITION(1)   YEAR   SALARY(2)   BONUS(3)      OPTIONS(4)      COMPENSATION(5)
 ------------------------------   ----   ---------   --------   ----------------   ---------------
Timothy A. Dreisbach............  1999   $253,349    $    --         75,000            $1,578
  President and Chief Executive   1998    148,616     90,756        550,000             2,578
  Officer
Lee M. Gopadze..................  1999    198,977      3,250         75,000               578
  Senior Vice President of Field  1998    166,179     88,906         65,000             2,966
  Operations                      1997    122,950     49,317         20,000                --
Dale W. Marquart................  1999    166,291         --         75,000             1,251
  General Counsel, Senior Vice    1998     83,654     45,000         75,000               258
  President of Administration
  and Secretary
Robert W. Mott..................  1999    187,361         --         75,000             1,226
  Senior Vice President of        1998     53,846     85,000         75,000             1,220
  Engineering and Manufacturing
Robert H. Schellman.............  1999     79,478         --        125,000             1,321
  Senior Vice President of
  Network Operations and
  Services
James E. Wall...................  1999     86,993         --        125,000               449
  Chief Financial Officer
John G. Wernke..................  1999    168,254      4,200         75,000             1,251
  Senior Vice President of        1998     54,808     36,562         75,000               349
  Marketing and Sales

-------------------------
(1) Mr. Dreisbach joined us in May 1998. Mr. Gopadze joined us in February 1997. Mr. Marquart joined us in June 1998. Mr. Mott and Mr. Wernke joined us in August 1998. Mr. Schellman joined us in July 1999. Mr. Wall joined us in August 1999.

(2) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical or group life insurance or other benefits that are generally available to all salaried employees of ours or certain perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

(3) For 1998 and 1997, includes shares of stock issued in connection with our annual bonuses paid in cash and stock. In 1997, Mr. Gopadze received stock valued at $9,367, based on a per share value of $11.31, the fair market value of our common stock on the date bonuses were paid (based on the average of the previous day's high and low sales price reported in the Nasdaq

    National Market). In 1998, Messrs. Gopadze and Marquart received stock valued at $13,151 and $1,667, respectively, based on a per share value of $8.25, the fair market value of our common stock on the date bonuses were paid (based on the average of the previous day's high and low sales reported in the Nasdaq National Market). Included in Mr. Mott's bonus in 1998 is an advance payment of $37,500. In 1998, Mr. Wernke received an automobile allowance of $1,662. Mr. Dreisbach received stock valued at $90,756, based on a per share value of $7.56, the fair market value of our common stock on the date the bonus was paid (based on the average of the previous day's high and low sales reported in the Nasdaq National Market. In 1999, Messrs. Gopadze and Wernke received automobile allowances of $3,250 and $4,200, respectively. Performance bonuses for services rendered in 1999 will not be determined until after our 1999 year-end results are known.

(4) In August 1997, the Board approved the replacement of each outstanding option held by an employee with a per share exercise price of $7.00 per share or greater, upon the timely request of the optionee, with a nonstatutory stock option having an exercise price of $4.53 per share and certain delayed exercise provisions. Amounts for 1997 include 20,000 shares subject to repriced options for Mr. Gopadze.

(5) For 1998, includes our matching payment of $1,000 for each executive officer under our 401(k) plan, except for Messrs. Gopadze, Marquart, Mott and Wernke, who received $0, $0, $942 and $0 in matching payments, respectively. For 1999, includes our matching payment of $1,000 for each executive officer under our 401(k) plan, except for Messrs. Gopadze and Wall. For 1998, includes payments for term life insurance in the amounts of $1,578, $2,966, $258, $278 and $349 for Messrs. Dreisbach, Gopadze, Marquart, Mott and Wernke, respectively. For 1999, includes payments for term life insurance in the amounts of $578, $578, $251, $226, $321, $449 and $251 for Messrs.
    Dreisbach, Gopadze, Marquart, Mott, Schellman, Wall and Wernke, respectively.

COMPENSATION PURSUANT TO PLANS

     Generally, we grant options to our executive officers under our stock option plans. The following tables show for the year ended December 31, 1999, certain information regarding options granted to, exercised by and held at year end by, the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS
                       -------------------------------------------------------
                                      PERCENT OF                                 POTENTIAL REALIZABLE VALUE
                        NUMBER OF       TOTAL                                      AT ASSUMED ANNUAL RATES
                        SHARES OF      OPTIONS                                         OF STOCK PRICE
                       COMMON STOCK   GRANTED TO                                      APPRECIATION FOR
                        UNDERLYING    EMPLOYEES       EXERCISE                         OPTION TERM(3)
                         OPTIONS      IN FISCAL      PRICE PER      EXPIRATION   ---------------------------
                        GRANTED(1)     YEAR(2)         SHARE           DATE           5%            10%
                       ------------   ----------   --------------   ----------   ------------   ------------
Mr. Dreisbach........     75,000         3.9%          $29.25        10/18/09     $1,379,637     $3,496,272
Mr. Gopadze..........     75,000         3.9%          $29.25        10/18/09     $1,379,637     $3,496,272
Mr. Marquart.........     75,000         3.9%          $29.25        10/18/09     $1,379,637     $3,496,272
Mr. Mott.............     75,000         3.9%          $29.25        10/18/09     $1,379,637     $3,496,272
Mr. Schellman........    125,000         6.5%          $26.34        08/02/09     $2,070,934     $5,248,153
Mr. Wall.............    125,000         6.5%          $22.53        08/06/09     $1,770,849     $4,487,679
Mr. Wernke...........     75,000         3.9%          $29.25        10/18/09     $1,379,637     $3,496,272

-------------------------
(1) Options granted under our employee stock option plans typically vest at the rate of 25% after one year and approximately two percent per month thereafter, such that the options are fully vested in four years.

(2) Based on options covering a total of 1,921,770 shares of common stock granted to employees in 1999.

(3) For new grants, the potential realizable value is calculated based on the term of the option at the time of grant (10 years). Potential realizable value is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. The 5% and 10% assumed rates of appreciation are derived from the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock price. No gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                       NUMBER OF SHARES OF
                                                          COMMON STOCK
                                                     UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                        SHARES OF                          OPTIONS AT              IN-THE-MONEY OPTIONS AT
                       COMMON STOCK     VALUE            FISCAL YEAR-END             FISCAL YEAR-END(2)
                         ACQUIRED      REALIZED    ---------------------------   ---------------------------
                       ON EXERCISE       (1)       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                       ------------   ----------   -----------   -------------   -----------   -------------
Mr. Dreisbach........      2,000      $   87,785     215,708        407,292      $14,722,071    $26,382,054
Mr. Gopadze..........      5,000      $  249,568      30,103        124,897      $ 2,183,263    $ 7,315,642
Mr. Marquart.........      3,000      $  139,379      24,083        122,917      $ 1,685,241    $ 7,061,955
Mr. Mott.............      5,000      $  272,786      19,999        125,001      $ 1,439,928    $ 7,303,197
Mr. Schellman........         --      $       --          --        125,000      $        --    $ 6,535,150
Mr. Wall.............         --      $       --          --        125,000      $        --    $ 7,012,313
Mr. Wernke...........     25,936      $1,221,080       1,563        125,001      $   110,192    $ 7,228,196

-------------------------
(1) Value realized is based on the fair market value of our common stock on the date of exercise (the closing sale price reported on the Nasdaq National Market on that date) minus the exercise price, and does not necessarily indicate that the optionee sold the stock.

(2) Value of unexercised options at fiscal year-end is based on the fair market value of our common stock at December 31, 1999 of $78.63 (based on the closing sale price reported on the Nasdaq National Market on that date) minus the exercise price of the option.

CHANGE IN CONTROL AND SEVERANCE ARRANGEMENTS

     EMPLOYMENT ARRANGEMENTS

     In May 1998, we entered into an employment agreement with Mr. Dreisbach, which provides for salary, bonus and option grants. In addition, under the agreement, in the event that we terminate Mr. Dreisbach's employment other than for cause, as defined in the agreement, at any time or if Mr. Dreisbach voluntarily terminates his employment for good reason, as defined in the agreement, within 90 days prior to or 180 days we have after a change in control, we are required to pay Mr. Dreisbach, for a period of 12 months, the base compensation and health benefits to which he was entitled on the date of his termination. In addition, under Mr. Dreisbach's non-plan option, in the event of a change in control, the option becomes fully vested if, within 90 days prior to or 180 days following the change in control, his employment is terminated for any reason other than for cause or if he terminates his employment for good reason. In addition, under the non-plan option, if Mr. Dreisbach is terminated without cause or voluntarily terminates his employment for good reason, he could exercise his options, to the extent exercisable, for up to two years following the termination.

     In addition, our employment arrangements with each of the current executive officers, other than Mr. Dreisbach, provide that upon a change in control that results in the elimination of, or a material reduction in, the scope of the officers' responsibilities, they are entitled to severance benefits consisting of six months' salary and continuation of benefits as well as the acceleration of vesting of their options for periods ranging from one to two years.

     ACCELERATION OF VESTING UNDER STOCK OPTION PLANS

     Two of our three stock option plans for the benefit of our employees and consultants, the 1997 Equity Incentive Plan and the 1997 Non-Officer Equity Incentive Plan, provide for acceleration of vesting under certain circumstances. Options to purchase approximately 2,030,657 and 827,513 shares of common stock, respectively, were outstanding under these plans as of December 31, 1999. The 1997 Equity Incentive Plan and the 1997 Non-Officer Equity Incentive Plan provide that, in the event an optionee is terminated other than for cause within 12 months after a change in control, as defined in the plans, the options held by the optionee under the plans will become fully vested.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     For 1999, the compensation committee was composed of Messrs. Cline and Moore. Mr. Moore is affiliated with Vulcan Ventures. In October 1998, we entered into a $30 million line of credit agreement with Vulcan Ventures, and in June 1999, we entered into a $30 million bridge loan with Vulcan Ventures. On November 15, 1999, we sold 30 million shares of series A1 preferred stock to MCI WorldCom and 30 million shares of series A2 preferred stock to Vulcan Ventures at a price of $10 per share to each purchaser. The net proceeds of the sale of preferred stock to Vulcan Ventures were used to repay outstanding indebtedness to Vulcan Ventures of approximately $60.5 million, including accrued interest, of which approximately $50 million, plus accrued interest, was outstanding at September 30, 1999.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of our common stock as of December 31, 1999 by:

     - each stockholder known to us to be the beneficial owner of more than 5% of our common stock;

     - our chief executive officer, chief financial officer and five other most highly compensated executive officers for the year ended December 31, 1999;

     - each of our directors; and

     - all of our executive officers and directors as a group.

     In addition to the outstanding common stock reflected in the table below, Vulcan Ventures holds 30,000,000 shares of our series A2 redeemable convertible preferred stock and MCI WorldCom holds 30,000,000 shares of our series A1 redeemable convertible preferred stock. The shares held by Vulcan Ventures are convertible on a one-for-one basis into shares of our common stock at Vulcan Ventures' option at any time. Accordingly, as required by applicable regulations of the Securities and Exchange Commission, the shares of common stock shown in the following table as being beneficially owned by Vulcan Ventures include the 30,000,000 shares of common stock issuable upon conversion of Vulcan Ventures' preferred stock. The shares of preferred stock held by MCI WorldCom are convertible into shares of our common stock, on a one-for-one basis, beginning in May 2002. Because these shares are not convertible into common stock within 60 days after December 31, 1999, MCI WorldCom is not deemed to beneficially own the underlying common stock for purposes of the following table. MCI WorldCom's ownership of shares of preferred stock will not change with this offering. If all of our convertible notes and outstanding shares of preferred stock were converted into common stock, the percentages of common stock beneficially owned by Vulcan Ventures and MCI WorldCom, respectively, would be approximately 46% and 35% before this offering and 44% and 33% after this offering (assuming the underwriters do not exercise their option to purchase up to 750,000 additional shares in this offering).

                                                                BENEFICIAL OWNERSHIP(1)
                                                           ----------------------------------
                                                                           PERCENT OF TOTAL
                                                                         --------------------
                                                             NUMBER       BEFORE      AFTER
                          NAME                             OF SHARES     OFFERING    OFFERING
                          ----                             ----------    --------    --------
Vulcan Ventures Incorporated(2)..........................  39,121,745      71.6%       65.6%
  110 110th Avenue NE, Suite 550
  Bellevue, WA 98004
Robert S. Cline(3).......................................      57,999      *           *
Ralph Derrickson(3)......................................       2,333      *           *
Robert P. Dilworth(3)....................................      17,333      *           *
Timothy A. Dreisbach(3)..................................     258,607      *           *
Lee M. Gopadze(3)........................................      37,391      *           *
Justin L. Jaschke(3).....................................      49,499      *           *
Dale W. Marquart(3)......................................      31,054      *           *
David M. Moore(3)(4).....................................  39,099,078      71.6        65.6
Robert W. Mott(3)........................................      23,125      *           *
William D. Savoy(3)(4)...................................  39,103,744      71.6        65.6
Robert H. Schellman......................................          --      *           *
James E. Wall............................................          --      *           *
John G. Wernke(3)........................................       4,689      *           *
Directors and executive officers as a group (13
  persons)(5)............................................  39,588,107      71.9        65.9

-------------------------
 *  Less than one percent

(1) This table is based upon information supplied by directors, executive officers and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. For purposes of this table, shares held by stockholders include any shares held as tenants in common or joint tenants with spouses. Percentages are based on a total of shares of common stock outstanding on December 31, 1999 and shares of common stock outstanding after completion of this offering, adjusted in accordance with the rules promulgated by the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable within 60 days of the date of this table and shares of common stock issuable to that person upon conversion of convertible preferred stock that is convertible within 60 days of the date of this table are also deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based on a Schedule 13D filed with the Securities and Exchange Commission on October 28, 1993, and most recently amended on November 30, 1999. Includes 25,000 shares held by Paul Allen, the sole stockholder of Vulcan Ventures. Also includes 30,000,000 shares of redeemable convertible preferred stock held by Vulcan Ventures. Vulcan Ventures' preferred shares are convertible into shares of our common stock, on a one-for-one basis, at Vulcan Ventures' option at any time.

(3) Includes shares of common stock subject to options exercisable within 60 days of the date of this table as follows: 54,999 for Mr. Cline, 2,333 for Mr. Derrickson, 2,333 for Mr. Dilworth, 238,624 for Mr. Dreisbach, 34,791 for Mr. Gopadze, 45,999 for Mr. Jaschke, 27,728 for Mr. Marquart, 2,333 for Mr. Moore, 23,125 for Mr. Mott, 6,999 for Mr. Savoy and 4,689 for Mr. Wernke.

(4) Includes 39,096,745 shares owned directly by Vulcan. Messrs. Moore and Savoy are affiliated with Vulcan Northwest, Inc., a venture capital fund affiliated with Vulcan. Messrs. Moore and Savoy disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. The addresses of Messrs. Moore and Savoy are the same as that of Vulcan Ventures.

(5) Includes the information reflected in the notes above, as applicable.

                            DESCRIPTION OF WARRANTS

     We will issue our warrants under a warrant agreement with EquiServe LP, as warrant agent. The following summary describes the provisions of the warrant agreement that we consider to be material, but does not purport to be complete and is qualified in its entirety by reference to the warrants and the warrant agreement, including the definitions of terms in the warrants and warrant agreement.

ASSOCIATED NOTES OFFERING

     We are offering the warrants together with $300 million aggregate principal amount of 13% senior notes due 2010 that we and Metricom Finance will issue. Each warrant will entitle the holder to purchase 4.75 shares of our common stock at an initial exercise price of $87.00 per share. The offer of the notes is made by a separate prospectus. Each warrant is being sold for $212.06 and each associated $1,000 principal amount of notes is being sold for $787.94. The notes and warrants will not trade separately until the "separation date," which means the earliest to occur of:

          (1) August 15, 2000;

          (2) the occurrence of an event of default under the notes;

          (3) the occurrence of an "exercise event" (as defined below); and

          (4) such other date as Lehman Brothers shall determine in its sole discretion.

GENERAL

     Each warrant, when exercised, will entitle you to receive 4.75 fully paid and nonassessable shares of our common stock, referred to as the "warrant shares." The exercise price and the number of warrant shares are both subject to adjustment in certain circumstances, described below. The warrants will be exercisable to purchase an aggregate of 1,425,000 shares of our common stock, representing approximately 1.5% of the number of shares of common stock currently outstanding, assuming exercise of all outstanding options (other than any underwriters' over-allotment option), warrants and other rights and conversion of all outstanding securities convertible into common stock.

     You may exercise the warrants at any time after August 15, 2000. The warrants may also be exercised upon an exercise event, described below. Unless earlier exercised, the warrants will expire on February 15, 2010. We will give you notice of expiration not less than 90 or more than 120 days prior to the expiration date. If we fail to give notice when required, the warrants will nevertheless expire and become void on the expiration date.

     In order to exercise all or any of the warrants, you are required to surrender to the warrant agent the related registered certificate issued by us representing the warrants with the accompanying form of election to purchase, properly completed and executed, and to pay in full the exercise price for each share of common stock or other securities issuable upon exercise of the warrants. The exercise procedure for the warrants will be governed by the warrant agent's standing procedure for the exercise. The exercise price may be paid only in cash or by certified or official bank check or by wire transfer to an account designated by us for such purpose.

     There is currently in effect under the Securities Act a shelf registration statement covering the issuance of our common stock upon exercise of the warrants.

     We will not issue any fractional warrant shares upon exercise of the warrants. Instead, we will pay you an amount in cash equal to the then current market price of a warrant share, as determined on the day immediately preceding the date the warrant is presented for exercise, multiplied by the applicable fraction, rounded to the nearest whole cent.

     You are not entitled, by virtue of being a holder of unexercised warrants, to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as a stockholder of our company in respect of any stockholders' meeting for the election of our directors or any other purpose, or to exercise any other rights whatsoever as one of our stockholders.

     No service charge will be made for registration of transfer or exchange upon surrender of any warrant certificate at the office of the warrant agent maintained for that purpose. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration or transfer or exchange of warrant certificates.

     In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts that may be subject to rejection by us with approval of the bankruptcy court. As a result, you may not, even if sufficient funds are available, be entitled to receive any consideration or may receive an amount less than you would be entitled to receive if you had exercised your warrants prior to the commencement of any the bankruptcy or reorganization.

ADJUSTMENTS

     The number of shares of our common stock issuable upon the exercise of the warrants and the exercise price will be subject to adjustment in certain circumstances, including:

          (i) the payment by us of dividends and other distributions on our common stock payable in common stock or other of our equity interests;

          (ii) subdivisions, combinations and certain reclassifications of our common stock;

          (iii) the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for additional shares of common stock, or of securities convertible into or exercisable or exchangeable for additional shares of common stock, at an offering price (or with an initial conversion, exercise or exchange price plus such offering price) which is less than the current market value per share of common stock;

          (iv) the distribution to all holders of common stock of any of our assets (including cash), debt securities or any rights or warrants to purchase any securities (excluding those rights and warrants referred to in clause (iii) above and cash dividends and other cash distributions from current or retained earnings);

          (v) the issuance of shares of our common stock for a consideration per share which is less than the current market value per share of common stock, as defined in the warrant agreement; and

          (vi) the issuance of securities convertible into or exercisable or exchangeable for our common stock for a conversion, exercise or exchange price per share which is less than the current market value per share of common stock, as defined in the warrant agreement.

     The events described in clauses (v) and (vi) above are subject to certain exceptions described in the warrant agreement, including, without limitation, issuances incident to a "holding company reorganization" (as defined in the notes indenture), certain bona fide public offerings and private placements, certain issuances in connection with business combinations or other strategic transactions and certain issuances of common stock pursuant to employee stock incentive plans.

     We will not be required to adjust the exercise price unless and until an adjustment would result, either by itself or with other adjustments not previously made, in an increase or decrease of at least 1% in the exercise price or the number of warrant shares immediately prior to the making of the adjustment. However, any adjustment that is not made as a result of this provision will be carried forward and taken into account in any subsequent adjustment. In addition, we may at any time reduce the exercise price to an amount that is equal to or greater than the par value of our common stock, for 20 business days or more, as deemed appropriate by our board of directors.

     If we consolidate or merge, or sell all or substantially all of our assets to another person, each of which constitutes an "exercise event," each warrant will thereafter be exercisable for the kind and amount of shares of stock or other securities or property to which you would have been entitled as a result of the consolidation, merger or sale had the warrants been exercised immediately prior thereto. A "holding company reorganization" does not constitute an exercise event. However, if (i) we consolidate, merge or sell all or substantially all of our assets to another person and, in connection therewith, the consideration payable to the holders of our common stock in exchange for their shares is payable solely in cash or (ii) we are dissolved, liquidated or wound-up, then you will be entitled to receive distributions on an equal basis with the holders of our common stock or other securities issuable upon exercise of the warrants, as if the warrants had been exercised immediately prior to that event, less the exercise price. Upon receipt of such payment, if any, the warrants will expire and your rights will cease. In the case of any such consolidation, merger or sale of assets, the surviving or acquiring person and, in the event we are dissolved, liquidated or wound-up, we must deposit promptly with the warrant agent the funds, if any, required to pay you. After those funds and the surrendered warrant certificates are received, the warrant agent is required to deliver a check in such amount as is appropriate or, in the case of consideration other than cash, such other consideration as is appropriate, to such persons as it may be directed in writing by you.

     In the event of a taxable distribution to holders of our common stock which results in an adjustment to the number of shares of common stock or other consideration for which a warrant may be exercised, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. See "Certain U.S. Federal Income Tax Considerations."

RESERVATION OF SHARES

     We have authorized and will reserve for issuance such number of shares of our common stock as will be issuable upon the exercise of all outstanding warrants. Those shares of common stock, when issued and paid for in accordance with the warrant agreement, will be duly and validly issued, fully paid and nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests.

PROVISION OF FINANCIAL STATEMENTS AND REPORTS

     We will file on a timely basis with the Securities and Exchange Commission, to the extent such filings are accepted by the Commission and whether or not we have a class of securities registered under the Securities Exchange Act of 1934, the annual reports, quarterly reports, current reports and other documents that we would be required to file if we were subject to Section 13 or 15(d) of the Exchange Act, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of us and our consolidated subsidiaries.

     We also will be required:

          (1) to file with the warrant agent, and provide to you upon your written request, without cost to you, copies of all of the above reports and documents and

          (2) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at our cost copies of such reports and documents to any prospective holder promptly upon written request.

AMENDMENT

     Any amendment or supplement to the warrant agreement that has an adverse effect on your interests will require the written consent of the holders of a majority of the then outstanding warrants, excluding any warrants held by us or any of our affiliates. However, we and the warrant agent, without your consent, may, from time to time, amend or supplement the warrant agreement for certain purposes, including to cure any ambiguities, defects or inconsistencies or to make any change that does not adversely affect your rights. The consent of each holder of the warrants affected will be required for any amendment that would increase the exercise price or decrease the number of shares of common stock issuable upon exercise of the warrants, other than any such adjustments provided for in the warrant agreement, or shorten the exercise period with respect to the warrants.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of certain material U.S. federal income tax aspects of the purchase, ownership and disposition of the warrants and associated notes. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the "Code," existing and proposed U.S. Treasury Regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretation.

     This discussion is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership and disposition of the warrants or notes. This discussion does not describe the tax consequences arising under the laws of any foreign, state or local jurisdiction, nor does it describe all of the tax consequences that may be relevant to particular holders in light of their personal circumstances, such as holders subject to the U.S. federal alternative minimum tax, or to certain types of holders who may be subject to special rules, such as:

     - financial institutions;

     - insurance companies;

     - tax-exempt entities;

     - dealers in securities or foreign currencies;

     - persons that hold the warrants or notes in connection with a "straddle," "hedging," "conversion" or other risk reduction transaction for U.S. federal income tax purposes;

     - persons that have a "functional currency" other than the U.S. dollar;

     - or investors in pass-through entities.

     This discussion assumes that each holder has acquired the warrants and associated notes on their original issuance at their original offering price and holds the warrants and associated notes as capital assets within the meaning of
Section 1221 of the Code. Accordingly, this discussion is limited to tax considerations applicable to the initial purchasers who purchase the warrants and associated notes pursuant to this offering and does not discuss the tax considerations applicable to subsequent purchasers of the warrants and associated notes. This discussion further assumes that the notes will be treated as debt and not equity for U.S. federal income tax purposes. We have not sought any ruling from the IRS with respect to statements made and the conclusions reached in this discussion and we cannot assure you that the IRS will agree with such statements and conclusions.

     For purposes of this discussion, the term "U.S. holder" means a holder who or that:

     - is a citizen or resident of the U.S.;

     - is a corporation, partnership or other entity (other than a trust) created or organized in or under the laws of the U.S. or a political subdivision thereof;

     - is an estate the income of which is subject to U.S. federal income taxation regardless of its source;

     - is a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, referred to as "U.S. persons," have authority to control all substantial decisions of the trust; or

     - is otherwise subject to U.S. federal income taxation on a net income basis in respect of the notes.

     As used in this prospectus supplement, a "non-U.S. holder" means a holder who or that is not a U.S. holder.

     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF YOUR PARTICIPATION IN THIS OFFERING AND YOUR OWNERSHIP AND DISPOSITION OF THE WARRANTS AND ASSOCIATED NOTES, INCLUDING THE EFFECT THAT YOUR PARTICULAR CIRCUMSTANCES MAY HAVE ON THESE TAX CONSEQUENCES.

U.S. HOLDERS

Allocation of Purchase Price between Warrants and Notes

     For U.S. federal income tax purposes, the warrants and the associated notes will be treated as investment units. The issue price of an investment unit for U.S. federal income tax purposes will be the first price at which a substantial number of units are sold to the public (excluding sales to bond houses, brokers or similar persons acting as underwriters, placement agents or wholesalers). The issue price of a unit must be allocated between the warrants and the notes. We have allocated $212.06 to each warrant and $787.94 to each associated note, based on our best judgment of the relative fair market values of each such component of the unit on the issue date. Under the OID regulations, each holder will be bound by such allocation for U.S. federal income tax purposes unless such holder discloses on a statement attached to its tax return for the taxable year that includes the acquisition date of such unit that its allocation differs from ours. No assurance can be given that the IRS will accept our allocation or our computation of OID on the notes. If our allocation or computation of OID were successfully challenged by the IRS, the issue price, original issue discount accrual on the note and gain or loss on the sale or disposition of a warrant or note would be different from that resulting under the allocation determined by us.

Taxation of Warrants and Warrant Shares.

     Exercise. A U.S. holder of a warrant generally will not recognize gain or loss upon exercise of the warrant. The holder's federal income tax basis in the stock received will be equal to such holder's federal income tax basis in the warrant immediately prior to exercise, plus the amount of cash paid upon exercise. The holding period of the stock acquired upon exercise of the warrant will begin on the day after the date of exercise of the warrant and will not include the period during which the warrant was held.

     Adjustments. An adjustment to the exercise price of the warrants made pursuant to the anti-dilution provisions of the warrants may, in certain circumstances, result in constructive distributions to the U.S. holders of the warrants which could be taxable as dividends to the holders under Section 305 of the Code (to the extent of our earnings and profits). A U.S. holder's federal income tax basis in the warrants generally would be increased by the amount of any such dividend.

     Disposition. Upon a sale, exchange or other taxable disposition of a warrant or warrant shares, a U.S. holder generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and fair market value of any property received upon such sale, exchange or other disposition and (2) the holder's adjusted tax basis in the warrant or warrant shares being sold. Any gain or loss recognized upon a sale, exchange or disposition of warrants or warrant shares would be long-term capital gain or loss if the warrant or stock was held by the holder for more than one year at the time of sale or exchange. In the case of an individual U.S. holder of a warrant or warrant shares, the maximum federal income tax rate applicable to net long-term capital gains is 20% if the warrant or warrant shares were held for more than one year. The deductibility of capital losses for U.S. federal income tax purposes is subject to certain limitations.

     Lapse. Upon the lapse of a warrant, a U.S. holder will recognized a capital loss equal to such holder's adjusted tax basis in the warrant.

Interest and Original Issue Discount on Notes.

     Stated Interest. The stated interest paid on a note will generally be taxable to a U.S. holder as ordinary interest income, at the time that such interest is accrued or actually or constructively received, in accordance with the U.S. holder's method of accounting for U.S. federal income tax purposes.

     Original Issue Discount. Because a portion of the purchase price will be allocated to the warrants as described under "Allocation of Purchase Price between Warrants and Notes" above, the notes will be treated as having been issued at a discount and therefore will be considered to bear original issue discount ("OID") for U.S. federal income tax purposes.

     The amount of OID with respect to each note will be equal to the excess of
(a) the stated redemption price at maturity of a note over (b) its issue price.

     The "stated redemption price at maturity" of a note is the sum of all payments provided by the instrument, including both principal and any stated interest payments, other than "qualified stated interest" and payments subject to remote or incidental contingencies. The term "qualified stated interest" is defined as stated interest that is unconditionally payable at least annually at a single fixed rate of interest. The semiannual interest payments on the notes are qualified stated interest payments, and, thus, the difference between the actual amount payable at maturity on the notes and the issue price of the notes will equal the amount of OID on the notes. The "issue price" of a note is determined in the manner described under "Allocation of Purchase Price between Warrants and Notes," above.

     Taxation of Original Issue Discount. A U.S. holder is required to include OID in gross income as ordinary interest as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. holder's regular method of accounting. In general, the amount of OID included in income by the holder of a note is the sum of the daily portions of OID for each day during the taxable year, or portion of the taxable year, on which the holder held the note, including the purchase date and excluding the disposition date. The "daily portion" is determined by determining the OID attributable to each accrual period and allocating a ratable portion of the OID to each day in that accrual period. The "accrual period" for a note may be of any length and may vary in length over the term of a note, provided that each accrual period is not longer than one year and each scheduled payment of principal or interest occurs either on the first or final day of an accrual period.

     The amount of OID for an accrual period is generally equal to the product of the note's adjusted issue price at the beginning of such accrual period and its yield to maturity (less qualified stated interest to the accrued period). The "adjusted issue price" of a note at the beginning of any accrual period is the sum of the issue price of the note plus the amount of OID allocable to all prior accrual periods minus the amount of any prior payments on the note (other than payments of qualified stated interest). Under those rules, a U.S. holder generally will have to include in income increasingly greater amounts of OID in successive accrual periods. The "yield to maturity" of a note is the discount rate that, when used in computing the present value of all payments to be made on a note, produces an amount equal to the issue price of the note.

     In determining the yield and maturity of the notes, we will be deemed to exercise the unconditional call option in a manner that minimizes the yield on the notes. If the notes are not in fact called on a presumed exercise date, then, for purposes of the accrual of OID, the yield and maturity of the notes are redetermined by treating the notes as retired and reissued on that date for an amount equal to their adjusted issue price on that date.

     Applicable High Yield Discount Obligation for Notes. The "issue price" of the notes will be determined as described above in "Allocation of Purchase Price between Warrants and Notes." If the discount to the amount paid for these notes is sufficiently large, they will constitute "applicable high yield discount obligations." If so, the deduction for OID on the notes will be deferred until such OID is paid in cash or will be disallowed. An "applicable high yield discount obligation" is any debt instrument that:

     - has a maturity date which is more than five years from the date of issue;

     - has a yield to maturity which equals or exceeds the applicable federal rate, or "AFR" (as set forth in Section 1274(d) of the Code) for the calendar month in which the obligation is issued plus five percentage points; and

     - has "significant original issue discount."

     The AFR is an interest rate, announced monthly by the IRS, that is based on the yield of debt obligations issued by the U.S. Treasury. The AFR for long-term notes where interest compounds semiannually is 6.6% for February 2000. A debt instrument generally has "significant original issue discount" if, as of the close of any accrual period ending more than five years after the date of issue, the excess of the interest, including OID, that has accrued on the obligation, over the interest, including OID, that is required to be paid under the instrument through such date exceeds the product of the issue price of the instrument and its yield to maturity.

     Moreover, if the notes' yield to maturity exceeds the AFR plus six percentage points, a ratable portion of our deduction for OID, referred to as the "disqualified OID," based on the portion of the yield to maturity that exceeds the AFR plus six percentage points, will be disallowed and the disqualified OID will be characterized as a non-deductible dividend with respect to us to the extent of our current and accumulated earnings and profits. The impact to holders in this context will depend upon whether we have current and accumulated earnings and profits at least equal to the disqualified OID. For purposes of the dividends-received deduction which may be allowable to a corporate holder under Section 243 of the Code, the disqualified OID will be treated as a dividend to the extent it would have been so treated had that amount been distributed by us with respect to our stock. To the extent that our earnings and profits are insufficient, any portion of the disqualified OID that otherwise would have been recharacterized as a dividend for purposes of the dividends-received deduction will continue to be treated as ordinary OID income to a U.S. holder in accordance with the rules described above.

     We expect that the notes will constitute applicable high yield discount obligations and that a portion of the OID on those obligations will be treated as disqualified OID. As a result, we will not be allowed a deduction for the accrual or payment of the portion of the OID that constitutes disqualified OID, and we will not be allowed a deduction for the accrual of the balance of the OID on the notes until that interest is actually paid.

     Sale, Exchange or Redemption of Notes. In general, a U.S. holder of a note will recognize capital gain or loss upon the sale, exchange, redemption, retirement or other disposition of the note measured by the difference between the amount realized (other than amounts attributable to accrued but unpaid qualified stated interest on the note) and such U.S. holder's adjusted tax basis in the note.

A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to such holder (see "Allocation of Purchase Price between Warrants and Notes")increased by the amount of any OID included in income by the holder through the date of disposition and decreased by any payments received on the note (other than payment of qualified stated interest).

     In general, the maximum federal income tax rate for noncorporate taxpayers on long-term capital gain is 20% with respect to capital assets, including the notes, but only if they have been held for more than one year at the time of disposition. Capital gain on assets having a holding period of one year or less at the time of disposition is taxed as "short-term gain" at a maximum rate of 39.6% in the hands of noncorporate taxpayers. For corporate taxpayers, capital gains, both short-term and long-term, are subject to a maximum regular tax rate of 35%. For both corporate and individual taxpayers, the deductibility of capital losses is subject to limitations.

     Information Reporting and Backup Withholding. U.S. holders of notes may be subject, under certain circumstances, to "backup withholding" at a 31% rate with respect to payments of interest (including OID) thereon, and the gross proceeds from dispositions of the notes. Backup withholding applies only if the U.S. holder:

     - fails to furnish its social security or other taxpayer identification number, a "TIN," within a reasonable time after a request therefor;

     - furnishes an incorrect TIN;

     - fails to report properly interest or dividends; or

     - fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding.

     Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit, and may entitle the U.S. holder to a refund, against the holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

     We will furnish annually to the IRS and to record holders of the notes, to whom we are required to furnish this information, information relating to the amount of OID and interest, as applicable.

NON-U.S. HOLDERS

     For purposes of the discussion below, interest and gain on the sale, exchange or other disposition of a warrant, warrant share or note will be considered to be "U.S. trade or business income" if such income or gain is:

     - effectively connected with the conduct of a U.S. trade or business, or

     - in the case of a treaty resident, attributable to a U.S. permanent establishment or, in the case of an individual, a fixed base, in the U.S.

     Treatment of Warrants and Warrant Shares by Non-U.S. Holders. Non-U.S. holders generally will not be subject to U.S. tax on the exercise of a warrant or the sale of a warrant or warrant shares unless:

     - the income (if any) is U.S. trade or business income;

     - the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 or more days in the taxable year in which the income (if any) is realized and certain other conditions are satisfied;

     - the non-U.S. holder is subject to tax pursuant to the provisions of U.S. law applicable to certain U.S. expatriates; or

     - we are classified as a United States real property holding corporation within the meaning of Section 897 of the Code.

     Non-U.S. holders may also be subject to U.S. withholding tax on actual or deemed dividend distributions. Non-U.S. holders should consult with their tax advisors regarding the U.S. and foreign tax consequences with respect to the warrants and warrant shares.

     Payments of Interest on Notes. Generally, payments of interest, including OID, on the notes to, or on behalf of, a non-U.S. holder will not be subject to U.S. federal income or withholding tax, subject to the discussion of backup withholding below, where such interest is not U.S. trade or business income if:

     - the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the company within the meaning of Code Section 871(h)(3);

     - the non-U.S. holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to the company through stock ownership; and

     - the non-U.S. holder provides a statement signed under penalties of perjury that includes its name and address and certifies that it is not a U.S. person in compliance with applicable requirements of the Treasury Regulations or an exemption is otherwise established.

     If certain requirements are satisfied, the certification described above may be provided by a securities clearing organization, a bank, or other financial institution that holds customer's securities in the ordinary course of its trade or business. If these requirements cannot be satisfied, a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30%, or lower treaty rate, if applicable, on interest payments on the notes, including OID, unless:

     - the interest is U.S. trade or business income, in which case the interest, including OID, will be subject to U.S. federal income tax on net income that applies to U.S. persons generally; or

     - an applicable income tax treaty provides for a lower rate of, or exemption from, withholding tax.

     If the payments of interest, including OID, on a note is U.S. trade or business income, the payments will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally rather than subject to a gross withholding tax and, with respect to corporate holders, may also be subject to a 30% branch profits tax. If payments are subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding sentence, the payments will not be subject to U.S. withholding tax so long as the holder provides the company or its paying agent with a properly executed Form 4224 or any successor form.

     Non-U.S. holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

     Sale, Exchange or Redemption of Notes. Subject to the discussion on backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain recognized upon the sale, exchange or other disposition, including a redemption, of a note unless:

     - such gain is U.S. trade or business income;

     - the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 or more days in the taxable year in which the gain is realized and certain other conditions are satisfied; or

     - the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

     U.S. Estate Tax. Notes owned or treated as owned by an individual who is not a citizen or resident, as specially defined for U.S. federal estate tax purposes, of the U.S. at the time of death, a "nonresident decedent," will not be includible in the nonresident decedent's gross estate for U.S. federal estate tax purposes as a result of the nonresident decedent's death, provided that, at the time of death, the nonresident decedent does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock and payments with respect to the notes would not have been U.S. trade or business income. Subject to applicable treaty limitations, if any, a nonresident decedent's estate may be subject to U.S. federal estate tax on property includible in the estate for U.S. federal estate tax purposes.

IRS Reporting and Backup Withholding

     We must report annually to the IRS and to each non-U.S. holder any interest, including OID, that is subject to withholding or that is exempt from U.S. withholding tax. Copies of those information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which the non-U.S. holder resides.

     A non-U.S. holder will not be subject to certain IRS reporting or backup withholding, which generally is a withholding tax imposed at the rate of 31%, if the payor has received appropriate certification statements from or on behalf of the non-U.S. holder and provided that the payor does not have actual knowledge that the non-U.S. holder is a U.S. person. The payment of the proceeds from the disposition of the notes to or through the U.S. office of any U.S. or foreign broker will be subject to IRS reporting and possibly backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

     The payment of the proceeds from the disposition of a note to or through a non-U.S. office of a non-U.S. broker will not be subject to IRS reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a "U.S. related person").

     In the case of the payment of proceeds from the disposition of notes to or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person, the Treasury Regulations require IRS reporting on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a U.S. person or a U.S. related person, absent actual knowledge that the payee is a U.S. person.

     Any amounts withheld under the backup withholding rates from a payment to a holder will be allowed as a credit against the holder's U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed. Holders of the notes should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

     The Treasury Department recently promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements, but rather unify current certification procedures and forms and clarify standards. The final regulations generally are effective for payments made after December 31, 2000, subject to certain transition rules. Non-U.S. Holders should consult their own tax advisors with respect to the impact, if any, of the new final regulations.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING AND DISPOSING OF THE WARRANTS AND NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY

                                  UNDERWRITING

     GENERAL

     We have entered into an underwriting agreement under which we have agreed to sell to each of the underwriters named below and each of those underwriters has agreed to purchase from us the number of warrants shown opposite its name below:

                                                              NUMBER OF
                        UNDERWRITERS                          WARRANTS
                        ------------                          ---------
Lehman Brothers Inc. .......................................   141,000
Salomon Smith Barney Inc. ..................................    72,000
Chase Securities Inc. ......................................    34,500
J.P. Morgan Securities Inc. ................................    34,500
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................................    18,000
                                                               -------
Total.......................................................   300,000
                                                               =======

     The underwriting agreement provides that the underwriters' obligations to purchase the warrants are subject to conditions, including the delivery of legal opinions by their counsel. If the underwriters purchase any warrants under the underwriting agreement, they must purchase all of the warrants.

     DISCOUNTS AND EXPENSES

     The following table summarizes the compensation we will pay.

                                                                PER
                                                              WARRANT
                                                              --------
Underwriting discounts and commissions paid by us...........   $5.83

     The expenses associated with this offering and the related notes offering and our concurrent offering of common stock have been allocated entirely to our common stock offering.

     INDEMNIFICATION

     We have agreed to indemnify the underwriters against liabilities related to the offering, including liabilities under the Securities Act, and to contribute, under defined circumstances, to payments that the underwriters may be required to make in respect thereof.

     STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of the common stock and warrants is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of common stock and warrants. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of common stock or warrants. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock or warrants.

     If the underwriters create a short position in the common stock or warrants in connection with the offering (i.e., they sell more shares than are set forth on the cover page of this prospectus supplement), the representatives may reduce that short position by purchasing common stock or warrants in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases.

     As permitted by Rule 103 of Regulation M promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the underwriters, if any, that are market makers, referred to as passive market makers, in our common stock, may make bids for or purchases of our common stock on the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that:

     - a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending with the 10 days, immediately preceding the filing date of the registration statement of which this prospectus supplement and prospectus form a part.

     - a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

     - bids made by passive market makers must be identified as such.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock or warrants. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these stabilizing transactions or that these transactions, once commenced, will not be discontinued without notice.

     OFFERS AND SALES OUTSIDE THE U.S.

     This prospectus supplement is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares of our warrants in Canada or any province or territory of Canada. Any offer or sale of warrants in Canada will be made only under an exemption from the requirements to file a prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

     Each underwriter has represented and agreed that:

     - it has not offered or sold and will not offer or sell, in the United Kingdom by means of any document, any warrants other than to people whose ordinary business it is to buy, hold, manage or dispose of investments, whether as principal or agent for purposes of their business or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom with the meaning of the Public Offers of Securities Regulations 1995;

     - it has complied and will comply with all applicable provisions of the Financial Securities Act of 1986 in relation to the warrants;

     - it has only issued or passed on, and will only issue and pass on, to any person in the United Kingdom, a document received by it in connection with the offering of warrants if that person is of the kind described in
       Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996, or is a person to whom the document may otherwise be lawfully issued or passed on.

     The warrants offered in this prospectus supplement are only being registered for offering in the United States. No action will be taken by us or by the underwriters in any other jurisdiction where action is required to permit a public offering of the warrants offered in this prospectus supplement. People who obtain this prospectus supplement are required by us and by the underwriters to inform themselves about and to observe any restrictions on the offering of the warrants and the distribution of this prospectus supplement.

     Purchasers of the warrants offered in this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement.

                                 LEGAL MATTERS

     Cooley Godward LLP, San Francisco, California, will pass upon for us the legality of the securities we are offering under this prospectus supplement. Certain legal matters in connection with this offering will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, New York, New York. Attorneys with Cooley Godward LLP own an aggregate of 1,675 shares of our common stock.

                                    EXPERTS

     The audited financial statements and schedule incorporated by reference in the prospectus to which this prospectus supplement relates and included elsewhere in the registration statement of which this prospectus supplement and the related prospectus are a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

PROSPECTUS

                                  $500,000,000

[RICHOCHET LOGO]                 METRICOM, INC.

                                  COMMON STOCK
                       WARRANTS TO PURCHASE COMMON STOCK

     We may offer shares of common stock or warrants to purchase common stock from time to time at prices and on terms to be determined by market conditions at the time we make the offer. These securities may be offered and sold concurrently with the offer and sale of debt securities by us and our wholly owned subsidiary, Metricom Finance, Inc., pursuant to a separate prospectus. We will provide the specific terms of the warrants and common stock in supplements to this prospectus. Before you invest in the securities, you should carefully read this prospectus and the prospectus supplement related to the securities offered.

     Our common stock is traded on the Nasdaq National Market under the symbol "MCOM." On January 27, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $103.50 per share.
                            ------------------------

THE SECURITIES WE MAY OFFER INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON
                                    PAGE 5.
                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

     If we sell the securities through agents or underwriters, we will include their names and the fees, commissions and discounts they will receive, as well as the net proceeds to us, in the applicable prospectus supplement.

                The date of this prospectus is February 1, 2000

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
Forward-Looking Information...........    5
Use of Proceeds.......................    5
Description of Capital Stock..........    6

                                        PAGE
                                        ----
Description of Warrants...............   10
Plan of Distribution..................   11
Legal Matters.........................   11
Experts...............................   12
Where You Can Find More Information...   12

                           -------------------------

     No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

     Metricom(R) and Ricochet(R) are Metricom trademarks. Trade names and trademarks of other companies appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     The following is a summary of our business. This summary highlights selected information from this prospectus and does not contain all the information that may be important to you. To understand the terms of the securities, you should read this prospectus with the accompanying prospectus supplement carefully. Together, these documents describe the specific terms of the securities we are offering. You should also carefully read the section entitled "Risk Factors" in this prospectus and the accompanying prospectus supplement and the documents identified under the caption "Where You Can Find More Information." References to "Metricom" refer to Metricom, Inc. and references to "Metricom Finance" refers to Metricom Finance, Inc., a wholly owned subsidiary of Metricom. Unless the context requires otherwise, references to "we," "us" or "our" refer to Metricom.

     We are a leading provider of mobile wireless data access to corporate networks and the Internet. We have designed our new high speed service, marketed under the Ricochet(R) brand name, to meet the needs of the growing number of professionals who require full access to their corporate networks and the Internet while away from the office. Our service will also appeal to consumers who desire high-speed mobile access to the Internet. Simply by connecting a wireless modem to a laptop computer or personal electronic device, users can access their corporate networks and the Internet whenever they want and wherever they are within our service areas, just as they would with a wired modem.

     We were incorporated in California in December 1985 and reincorporated in Delaware in April 1992. Our principal office is located at 980 University Avenue, Los Gatos, California 95030-2375. Our telephone number at that location is (408) 399-8200, and our Web sites are located at www.metricom.com and www.ricochet.net. Information contained on these Web sites does not constitute part of this prospectus.

                          THE SECURITIES WE MAY OFFER

     We may offer shares of our common stock or warrants to purchase shares of our common stock, from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

     - aggregate offering price;

     - rates and times of payment of dividends, if any;

     - voting or other rights, if any;

     - in the case of a warrant, procedures and limitations relating to the exercise of the warrant, including its termination date, exercise price, duration and anti-dilution provisions;

     - in the case of a warrant offered under this prospectus concurrently with the offer of a debt security issued by us or Metricom Finance pursuant to a separate prospectus, if applicable, the date on and after which the warrant may be transferred separately from the debt security, and

     - important federal income tax considerations.

     The prospectus supplement may also add, update or change information contained in this prospectus or in documents we have incorporated by reference. THIS PROSPECTUS MAY NOT BE USED TO COMPLETE ANY SALE OF SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

     We may sell the securities directly to or through agents, underwriters or dealers. We, and our agents or underwriters, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through agents or underwriters, we will include in the applicable prospectus supplement:

     - the names of those agents or underwriters;

     - applicable fees, discounts and commissions, to be paid to them; and

     - the net proceeds to us.

     We may also deliver this prospectus in connection with the sale of any shares of common stock issued upon the exercise of any warrants to purchase common stock we may issue or sell pursuant to the registration statement of which this prospectus is a part.

     Common Stock. We may offer our common stock from time to time. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, except those matters that are submitted solely to a vote of the holders of preferred stock. Subject to any preferences of outstanding shares of preferred stock, holders of common stock are entitled to dividends when and if declared by the board of directors.

     Warrants. We may offer warrants to purchase shares of common stock from time to time. Unless provided otherwise in the relevant prospectus supplement, holders of warrants will not generally be entitled to receive dividends paid on the common stock. Holders of warrants will not be stockholders. We do not intend to list the warrants on any securities exchange or to apply for their inclusion for quotation on the Nasdaq Stock Market. If we offer warrants pursuant to this prospectus concurrently with the offer of debt securities of us or Metricom Finance pursuant to a separate prospectus, we may provide as a term of the warrants that the warrants may not be transferred separately from the debt securities for a period of time as specified in the applicable prospectus supplement.

                                  RISK FACTORS

     The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of risks applicable to an investment in Metricom and to the particular types of securities that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the caption "Risk Factors" in the applicable prospectus supplement, together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part.

                          FORWARD-LOOKING INFORMATION

     This prospectus contains forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on the current expectations that we have about us and our industry. Words such as "expect," "anticipate," "estimate," "believe," "intend," "plan" and other similar expressions are used to identify some forward-looking statements, but not all forward-looking statements include these words. Some of these forward-looking statements relate to commercial acceptance of our service. All forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from our expectations and from the results expressed in or implied by these forward-looking statements. The section captioned "Risk Factors" that appears in our annual report on Form 10-K, as amended, for the year ended December 31, 1998 and our current report on Form 8-K filed with the SEC on July 9, 1999, as subsequently amended, as well as the section captioned "Risk Factors" that will appear in prospectus supplements accompanying this prospectus describe some, but not necessarily all, of the factors that could cause these differences. We urge you to read those sections carefully. Except as may be required by law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

     Unless otherwise described in a prospectus supplement, we will use the net proceeds from the offering of the securities for deployment and commercialization of our network and for other general corporate purposes, principally working capital, funding our operating losses, capital expenditures and operating expenses. When we offer a particular type or series of securities, the prospectus supplement relating to those securities will describe our intended use of the net proceeds we will receive from the sale of those securities. Unless otherwise described in a prospectus supplement, pending application for specific purposes, the net proceeds of any offering of securities may be invested in short-term investments and marketable securities.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We have authorized capital stock of 150 million shares of common stock, $0.001 par value per share, and 80 million shares of preferred stock, $0.001 par value per share. As of December 31, 1999, there were 24,344,697 shares of our common stock and 60 million shares of our preferred stock outstanding.

     Our restated bylaws divide our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the board of directors could delay or deter a third party from acquiring control of us.

     We are currently subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any interested stockholder for three years following the date that the stockholder became an interested stockholder. An interested stockholder is a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's board of directors. At our annual meeting of stockholders held on October 15, 1999, our stockholders elected not to be governed by Section 203. The election will become effective 12 months after adoption of the election.

     The following summaries of certain provisions of our common stock and preferred stock do not purport to be complete and are subject to, and are qualified in their entirely, by the provisions of our restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference into the registration statement of which this prospectus is a part.

COMMON STOCK

     Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts that the board of directors may determine from time to time. Except as discussed below under the caption "Preferred Stock," each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our restated certificate, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election (other than directors to be elected solely by the holders of the series of preferred stock). The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon a liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.

     The transfer agent and registrar for our common stock is Boston Equiserve.

PREFERRED STOCK

     Our restated certificate authorizes 80 million shares of preferred stock, of which 36 million shares are designated Series A1 preferred stock, 36 million shares are designated Series A2 preferred stock and 8 million shares are not currently designated. The material terms of the Series A1 and

Series A2 preferred stock are summarized below. Our board of directors has the authority to issue the remaining undesignated shares of preferred stock in additional series and to fix the rights, preferences, privileges and restrictions of any new series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by our stockholders, subject to rights of the holders of outstanding preferred stock. The preferred stock may have the effect of delaying, deterring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock, including the loss of voting control of others.

SERIES A1 AND A2 PREFERRED STOCK

     Dividends. The holders of shares of each of the Series A1 preferred and Series A2 preferred have the right to receive cumulative dividends payable, at our option, in cash or additional shares of Series A1 preferred or Series A2 preferred, as the case may be, at the annual rate of 6.5% of the original issue price of $10 per share, until November 15, 2002 after which date the right to such cumulative dividends shall terminate, and holders of shares of each of the Series A1 and Series A2 preferred stock shall be entitled to dividends only when, as and if declared by the Board of Directors. Cumulative dividends payable to the holders of Series A1 preferred stock will be prior and in preference to any dividends payable to the holders of common stock and Series A2 preferred stock. Cumulative dividends payable to the holders of Series A2 preferred stock will be prior and in preference to the dividends payable to the holders of common stock.

     Voting Rights. For so long as more than 7.5 million shares of each of the Series A1 preferred and Series A2 preferred are outstanding, the affirmative vote of the holders of at least a majority of the outstanding shares of each of the Series A1 and Series A2 preferred will be required to:

     - amend any provision of our restated certificate that changes the rights and preferences of that series so as to adversely affect the rights of the Series A1 preferred or Series A2 preferred, as the case may be, in a manner different from other classes or series of stock;

     - issue any new class or series of stock ranking senior in liquidation preference or dividends to the Series A1 preferred or Series A2 preferred, as the case may be;

     - issue any debt securities convertible into equity securities at a price lower than $10 per share, subject to adjustment for any stock dividend, split, combination or other similar event;

     - redeem or repurchase, under specified circumstances, any series of stock junior to the Series A1 preferred or Series A2 preferred, as the case may be; or

     - declare or pay any dividend on outstanding common stock, subject to specified exceptions.

     In addition, for so long as more than 7.5 million shares of either of the Series A1 preferred or Series A2 preferred are outstanding, the holders of shares of those series of preferred stock, voting as separate classes, will be entitled to elect one member of our board of directors to represent each series. Holders of outstanding shares of Series A1 preferred may waive this right from time to time and instead designate an observer to attend meetings of the board of directors.

     Liquidation Rights. If we are liquidated, dissolved or wound up, the holders of Series A1 preferred and holders of Series A2 preferred will be entitled to be paid out of our assets, before any distribution to the holders of common stock, an amount equal to the greater of the original issue price plus accrued but unpaid dividends or the amount the holders would have received if the shares had been converted to common stock. For this purpose, "liquidation" includes:

     - a consolidation, merger or other reorganization in which our stockholders prior to the transaction own less than 50% of our voting power after such transaction or other transaction or series of transactions to which we are party in which over 50% of our voting power is transferred; or

     - a sale, lease or other disposition of all or substantially all of our assets.

     Redemption. On November 15, 2009, we must redeem all outstanding shares of Series A1 and Series A2 preferred. In the event of a change of control or major acquisition by us, each holder of Series A1 and Series A2 preferred will have the right to require us to redeem all, but not less than all, of the shares of preferred stock held by that holder. For purposes of this provision, a "change of control" means an event by which any person or group, other than Vulcan Ventures Incorporated, MCI WorldCom, Inc. and their respective affiliates:

     - becomes a beneficial owner of more than 30% of our outstanding equity securities, or

     - acquires the right to elect at least 30% of our board of directors.

     For purposes of this provision, a "major acquisition" means the acquisition by us of more than 50% of the outstanding equity securities or all or substantially all of the assets of any entity, or our merger with another entity in which we are the surviving entity, in each case, for equity consideration exceeding 25% of our outstanding equity securities.

     Conversion. Holders of each of the Series A1 and Series A2 preferred have the right to convert their shares into common stock, subject to the limitation that Series A1 preferred shares do not become convertible until May 2002, at which time 25% of the Series A1 preferred stock originally issued will become convertible. Following each six-month period thereafter, an additional 25% of the Series A1 preferred stock originally issued will become convertible. Each share of Series A1 and Series A2 preferred is initially convertible into one share of common stock. The conversion rates and prices for each of the Series A1 and Series A2 preferred will be adjusted in the event of any stock split or combination, dividend payment or distribution on the common stock, reclassification or other change to the common stock, or reorganization, merger or sale of assets. Each of the Series A1 and Series A2 preferred will automatically be converted into shares of common stock in the event that shares of either series are transferred by the original purchaser to a person other than Vulcan, MCI WorldCom or their respective affiliates. If the holders of the Series A2 preferred stock exercise their right to convert their shares into common stock, then upon conversion we must pay to those holders who convert all accrued but unpaid dividends on the shares being converted. Dividends may not be paid on Series A2 preferred stock until all dividends payable on Series A1 preferred stock are fully paid, or declared and funds set aside for payment. Therefore, a conversion by holders of Series A2 preferred stock into common stock will also require us to pay all accrued but unpaid dividends on the Series A1 preferred stock and to declare and set aside funds for the then-current dividend period.

     Registration Rights. Under our Amended and Restated Registration Rights Agreement, dated November 15, 1999, the holders of 60,000,000 shares of our currently outstanding series of redeemable convertible preferred stock are entitled to certain registration rights with respect to the shares of common stock issuable upon conversion of the preferred stock. Subject to certain exceptions, including our right to defer a demand registration under specified conditions, holders that, in the aggregate, hold at least 500,000 shares of registrable securities have the right to require that we use our best efforts to register under the Securities Act their registrable securities, the anticipated offering price of which, net of underwriting discounts and commissions, would exceed $10,000,000. Additionally, in the event that we register any of our common stock, either for our own account or for the account of any other stockholder, we are required to notify holders of registrable securities and, subject to certain limitations, to include in that registration the registrable securities of holders requesting registration. Registrable securities need not be included in registration statements relating to employee benefit plans or with respect to corporate reorganizations or other transactions under

Rule 145 of the Securities Act. We are also required, subject to certain limitations, to give notice of and effect certain short-term registrations upon request of holders of registrable securities. We are not required to effect more than two registrations on Form S-3 in any 12-month period unless the registration is requested by Vulcan Ventures or MCI WorldCom or certain of their affiliates; however we are not required to effect this registration if it has effected one or more registrations upon one of these holders' requests within the preceding 12-month period.

                            DESCRIPTION OF WARRANTS

GENERAL

     We may issue warrants to purchase shares of our common stock. We may issue these warrants independently or together with one or more series of debt securities or shares of common stock offered and sold by us and Metricom Finance pursuant to a separate prospectus. These warrants may be attached to those debt securities or shares of common stock or may be issued separately from those securities. We will issue each series of warrants under a separate warrant agreement entered into with Boston Equiserve or another bank or trust company, as warrant agent, all as set forth in the applicable prospectus supplement. Any warrant agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following is a summary of the material provisions of the warrant agreement and warrants; however, we urge you to review the forms of warrant agreement and warrants, which we have filed as exhibits to the registration statement of which this prospectus is a part.

TERMS OF THE WARRANTS

     The prospectus supplement relating to the particular issue of warrants will set forth the terms of those warrants, including, where applicable, the following:

     - the number of shares of common stock purchasable upon exercise of the warrants and the exercise price per share;

     - the date on which the right to exercise the warrants will commence and the date on which the right to exercise the warrants will expire;

     - any material U.S. federal income taxes applicable to the warrants;

     - procedures and limitations relating to the exercise of the warrants;

     - the other terms of the warrants, including whether they will be issued in registered or global form; and

     - in the case of a warrant offered under this prospectus concurrently with the offer of a debt security issued by us or Metricom Finance pursuant to a separate prospectus, if applicable, the date on and after which the warrant may not be transferred separately from the debt security.

     Each warrant will entitle the holder to purchase a number of shares of common stock at the exercise price specified in, or calculable from, the applicable prospectus supplement. The exercise price of the warrants may be subject to adjustment upon the occurrence of events specified in the applicable prospectus supplement. After the close of business on the last day on which a holder may exercise any warrant, unexercised warrants will become void. The applicable prospectus supplement will describe the place or places where, and the manner in which, holders may exercise warrants.

WARRANTHOLDERS

     Unless otherwise specified in the applicable prospectus supplement, prior to the exercise of any warrants, holders of warrants will not have any rights of holders of common stock, including the right to receive payments of dividends, if any. Moreover, prior to the exercise of the warrants, holders of warrants will not have any right to vote on matters submitted to a vote of common stockholders.

                              PLAN OF DISTRIBUTION

     We may sell the securities being offered by this prospectus directly or through agents, underwriters or dealers.

     Agents designated by us from time to time may solicit offers to purchase the securities offered by this prospectus. Any agent involved in the offer or sale of those securities may be deemed to be an underwriter under the Securities Act and we will name that agent and describe any commissions payable by us to that agent in a prospectus supplement. Any agent appointed by us will be acting on a reasonable efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. We may be obligated under agreements with these agents to indemnify them against civil liabilities, including liabilities under the Securities Act. These agents may also engage in transactions with or perform services for us in the ordinary course of business.

     If we utilize any underwriters in any sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them, and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement. That prospectus supplement will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may be obligated under the underwriting agreements with these underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act. These underwriters may also engage in transactions with or perform services for us in the ordinary course of business.

     If we utilize a dealer in any sale of the securities in respect of which the prospectus is delivered, we will sell the securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may be obligated under agreements with these dealers to indemnify them against civil liabilities, including liabilities under the Securities Act. These dealers may also engage in transactions with or perform services for us in the ordinary course of business.

     If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery of those securities on a specified date in the future. These delayed delivery contracts will be subject to only those conditions set forth in the prospectus supplement, and we will set forth the commission payable for solicitation of these offers in the prospectus supplement.

     If we sell any warrants pursuant to this prospectus and an applicable prospectus supplement, we may deliver the prospectus in connection with the sale of our common stock upon the exercise of the applicable warrants.

                                 LEGAL MATTERS

     Cooley Godward LLP, San Francisco, California will provide us with an opinion as to the legality of the securities we are offering. Weil, Gotshal & Manges LLP, New York, New York, will serve as counsel to underwriters, dealers or agents purchasing any of the securities we are offering by this prospectus. Attorneys with Cooley Godward LLP own an aggregate of 1,675 shares of our common stock.

                                    EXPERTS

     The audited financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661 and at Seven World Trade Center, New York, New York 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. This prospectus and the information that we file later with the SEC may update and supersede the information incorporated by reference. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of all securities to which this prospectus relates:

     - Annual Report on Form 10-K for the year ended December 31, 1998, as amended;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;

     - Current Report on Form 8-K filed with the SEC on July 9, 1999, as subsequently amended;

     - Current Report on Form 8-K filed with the SEC on January 28, 2000; and

     - The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on February 28, 1992.

     You may request of copy of these filings at no cost, by writing or telephoning us at the following address:

          Corporate Secretary
          Metricom, Inc.
          980 University Avenue
          Los Gatos, California 94030
          (408) 399-8200

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

                                      LOGO


                                 Richochet Logo

                                 METRICOM, INC.

                          300,000 Warrants to Purchase
                                  Common Stock

                        (Offered as Units together with
                           13% Senior Notes due 2010)

                   -----------------------------------------

                             PROSPECTUS SUPPLEMENT
                                February 2, 2000
                   -----------------------------------------

                                 LEHMAN BROTHERS
                  ---------------------------------------------

           SALOMON SMITH BARNEY                   CHASE SECURITIES INC.
           J.P. MORGAN & CO.                        MERRILL LYNCH & CO.